ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	09/30/2010	09/30/2009
CURRENT ASSETS	502,876,792	460,563,720
CASH AND CASH EQUIVALENTS	11,063,416	10,325,257
INTERBANK INVESTMENTS (Notes 4b and 6)	111,816,439	133,856,473
Money market	95,757,805	117,443,167
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	3,397,239	666,155
Interbank deposits	12,661,395	15,747,151
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	110,184,583	96,521,784
Own portfolio	32,120,828	29,792,900
Subject to repurchase commitments	10,578,242	6,516,093
Pledged in guarantee	8,121,431	8,097,453
Deposited with the Central Bank	2,254,705	5,271,926
Derivative financial instruments	7,443,791	6,580,080
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas (Note 11b)	43,621,488	36,403,697
Assets guaranteeing technical provisions – other securities (Note 11b)	6,044,098	3,859,635
INTERBANK ACCOUNTS	65,607,849	16,955,733
Pending settlement	3,439,138	3,413,787
Central Bank deposits	62,090,097	13,383,914
National Housing System (SFH)	8,775	70,260
Correspondents	69,839	82,505
Interbank onlending	-	5,267
INTERBRANCH ACCOUNTS	73,019	50,926
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	150,494,689	137,121,238
Operations with credit granting characteristics (Note 4e)	163,803,876	151,641,187
(Allowance for loan losses) (Note 4f)	(13,309,187)	(14,519,949)
OTHER RECEIVABLES	51,114,342	62,655,037
Foreign exchange portfolio (Note 9)	20,183,399	33,368,298
Income receivable	938,156	651,284
Transactions with credit card issuers (Note 4e)	11,824,070	7,918,689
Receivables from insurance and reinsurance operations (Notes 4nl and 11b)	3,775,196	3,317,136
Negotiation and intermediation of securities	2,549,953	2,447,821
Sundry (Note 13a)	11,843,568	14,951,809
OTHER ASSETS (Note 4g)	2,522,455	3,077,272
Assets held for sale	196,132	407,275
(Valuation allowance)	(74,294)	(104,852)
Unearned premiums of reinsurance (Note 4nl)	563,900	645,531
Prepaid expenses (Note 13b)	1,836,717	2,129,318
LONG-TERM RECEIVABLES	173,096,297	141,876,364
INTERBANK INVESTMENTS (Notes 4b and 6)	666,968	4,107,734
Money market	40,170	1,101,257
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	136,050	2,156,948
Interbank deposits	490,748	849,529
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	31,694,235	26,054,528
Own portfolio	21,181,454	11,373,391
Subject to repurchase commitments	3,955,759	2,210,081
Pledged in guarantee	474,861	1,959,772
Deposited with the Central Bank	86,793	4,197,841
Derivative financial instruments	3,456,844	1,904,502
Assets guaranteeing technical provisions – other securities (Note 11b)	2,538,524	4,408,941
INTERBANK ACCOUNTS - National Housing System (SFH)	561,839	474,568
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	105,256,300	75,909,821
Operations with credit granting characteristics (Note 4e)	115,230,940	85,458,145
(Allowance for loan losses) (Note 4f)	(9,974,640)	(9,548,324)
OTHER RECEIVABLES	33,927,377	33,782,734
Foreign exchange portfolio (Note 9)	387,150	2,354,347
Sundry (Note 13a)	33,540,227	31,428,387
OTHER ASSETS – Prepaid expenses (Notes 4g and 13b)	989,578	1,546,979
PERMANENT ASSETS	10,275,355	9,958,850
INVESTMENTS (Notes 4h and 15a II)	2,226,272	2,283,674
Investments in affiliates	1,084,678	1,364,672
Other investments	1,320,280	1,091,652
(Allowance for loan losses)	(178,686)	(172,650)
FIXED ASSETS (Notes 4i and 15b)	4,697,805	4,072,414
Real estate in use	4,451,695	4,373,680
Other fixed assets	6,830,232	6,535,196
(Accumulated depreciation)	(6,584,122)	(6,836,462)
OPERATING LEASE ASSETS (Note 4j)	4,241	15,231
Leased assets	18,553	32,794
(Accumulated depreciation)	(14,312)	(17,563)
GOODWILL (Notes 4k and 15b)	74,467	-
INTANGIBLE ASSETS (Notes 4l and 15b)	3,272,570	3,587,531
Acquisition of rights to credit payroll	2,459,345	2,588,114
Other intangible assets	2,691,118	2,291,588
(Accumulated amortization)	(1,877,893)	(1,292,171)
TOTAL ASSETS	686,248,444	612,398,934

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	09/30/2010	09/30/2009
CURRENT LIABILITIES	355,045,699	329,393,311
DEPOSITS (Notes 4b and 10b)	128,965,187	114,758,316
Demand deposits	28,055,643	22,707,717
Savings deposits	54,874,272	44,146,423
Interbank deposits	1,202,209	2,017,954
Time deposits	43,836,288	44,851,975
Other deposits	996,775	1,034,247
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	87,383,466	86,178,324
Own portfolio	47,160,396	32,371,661
Third-party portfolio	39,331,135	53,635,480
Free portfolio	891,935	171,183
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	15,325,610	10,970,048
Real estate, mortgage, credit and similar notes	10,421,550	8,298,962
Debentures	1,522,670	156,775
Foreign borrowings through securities	3,381,390	2,514,311
INTERBANK ACCOUNTS	4,459,842	4,049,463
Pending settlement	3,059,156	2,991,610
Correspondents	1,400,686	1,057,853
INTERBRANCH ACCOUNTS	3,821,153	2,999,373
Third-party funds in transit	3,766,515	2,848,971
Internal transfer of funds	54,638	150,402
BORROWINGS AND ONLENDING (Notes 4b and 10e)	18,474,040	14,465,005
Borrowings	11,565,391	8,492,236
Onlending	6,908,649	5,972,769
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	6,013,572	5,562,134
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4n II and 11a)	10,247,038	8,803,153
OTHER LIABILITIES	80,355,791	81,607,495
Collection and payment of taxes and contributions	3,706,816	3,377,497
Foreign exchange portfolio (Note 9)	20,632,545	34,376,024
Social and statutory (Note 16b II)	3,199,582	2,639,059
Tax and social security contributions (Notes 4o, 4p and 14c)	8,695,368	6,693,219
Negotiation and intermediation of securities	3,048,026	1,569,977
Credit card operations (Note 4e)	29,237,982	21,045,977
Subordinated debt (Note 10f)	963,023	1,174,634
Sundry (Note 13c)	10,872,449	10,731,108
LONG-TERM LIABILITIES	270,082,941	230,469,394
DEPOSITS (Notes 4b and 10b)	65,951,463	74,331,076
Interbank deposits	90,515	213,737
Time deposits	65,860,948	74,117,339
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	68,252,613	40,486,132
Own portfolio	57,577,240	36,499,025
Third-party portfolio	123,614	340
Free portfolio	10,551,759	3,986,767
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	8,053,711	7,567,557
Real estate, mortgage, credit and similar notes	1,033,738	875,639
Debentures	1,106,433	2,731,931
Foreign borrowings through securities	5,913,540	3,959,987
BORROWINGS AND ONLENDING (Notes 4b and 10e)	24,785,011	18,343,079
Borrowings	2,831,609	3,654,410
Onlending	21,953,402	14,688,669
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	3,063,328	1,896,269
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4n II and 11a)	48,242,485	41,174,501
OTHER LIABILITIES	51,734,330	46,670,780
Foreign exchange portfolio (Note 9)	766,188	2,345,964
Tax and social security contributions (Notes 4o, 4p and 14c)	12,637,200	16,667,342
Credit card operations (Note 4e)	9,039	12,345
Subordinated debt (Note 10f)	32,054,473	21,597,977
Sundry (Note 13c)	6,267,430	6,047,152
DEFERRED INCOME (Note 4q)	236,560	231,773
MINORITY INTEREST IN SUBSIDIARIES (Note 16e)	3,658,172	3,442,862
STOCKHOLDERS’ EQUITY (Note 16)	57,225,072	48,861,594
Capital	45,000,000	45,000,000
Capital reserves	578,390	631,512
Revenue reserves	12,210,816	4,096,766
Asset valuation adjustment (Notes 4c, 4d and 7d)	156,846	246,828
(Treasury shares)	(720,980)	(1,113,512)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	686,248,444	612,398,934

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to 09/30/2010	01/01 to 09/30/2009
INCOME FROM FINANCIAL OPERATIONS	58,399,028	58,331,333
Loan, lease and other credit operations	37,905,017	35,434,728
Securities and derivative financial instruments	13,697,814	18,929,553
Financial income from insurance, pension plan and capitalization operations (Note 11c)	3,345,086	3,549,287
Foreign exchange operations	833,829	(94,334)
Compulsory deposits	2,617,282	512,099
EXPENSES OF FINANCIAL OPERATIONS	(25,447,708)	(23,176,914)
Money market	(21,916,832)	(20,176,640)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(2,898,334)	(3,089,433)
Borrowings and onlending	(632,542)	89,159
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	32,951,320	35,154,419
RESULT OF LOAN LOSSES (Note 8d I)	(9,008,144)	(10,942,336)
Expenses for allowance for loan losses	(11,954,420)	(12,382,541)
Income from recovery of credits written off as loss	2,946,276	1,440,205
GROSS INCOME FROM FINANCIAL OPERATIONS	23,943,176	24,212,083
OTHER OPERATING REVENUES (EXPENSES)	(9,691,126)	(11,339,163)
Banking service fees (Note 13d)	10,496,088	8,966,016
Asset management	1,868,658	1,629,437
Current account services	441,433	335,799
Credit cards	4,898,373	4,233,125
Sureties and credits granted	1,069,946	950,175
Receipt services	975,589	885,651
Other	1,242,089	931,829
Income from bank charges (Note 13e)	2,374,095	2,029,971
Result from insurance, pension plan and capitalization operations (Note 11c)	2,051,389	1,721,411
Personnel expenses (Note 13f)	(9,414,166)	(8,848,513)
Other administrative expenses (Note 13g)	(10,050,867)	(8,430,816)
Tax expenses (Notes 4p and 14a II)	(3,065,836)	(3,036,917)
Equity in earnings of affiliates and other investments (Note 15a lII)	180,481	180,369
Other operating revenues (Note 13h)	798,510	573,251
Other operating expenses (Note 13i)	(3,060,820)	(4,493,935)
OPERATING INCOME	14,252,050	12,872,920
NON-OPERATING INCOME (Note 13j)	21,334	389,671
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	14,273,384	13,262,591
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4p and 14a I)	(3,958,488)	(5,619,665)
Due on operations for the period	(3,996,672)	(6,210,205)
Related to temporary differences	38,184	590,540
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976	(168,500)	(166,343)
MINORITY INTEREST IN SUBSIDIARIES (Note 16e)	(713,235)	(622,763)
NET INCOME	9,433,161	6,853,820
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,533,375,494	4,515,095,972
NET INCOME PER SHARE – R$	2.08	1.52
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 09/30)	12.60	10.80

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22k)	190,437	823,407
NET INCOME WITHOUT NONRECURRING EFFECTS	9,623,598	7,677,227
NET INCOME PER SHARE – R$	2.12	1.70

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	01/01 to 09/30/2010	01/01 to 09/30/2009
ADJUSTED NET INCOME	25,736,657	29,048,166
Net income	9,433,161	6,853,820
Adjustments to net income:	16,303,496	22,194,346
Granted options recognized	82,494	85,644
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(302,188)	(2,573,210)
Effects of changes in exchange rates on cash and cash equivalents	441,005	2,778,897
Allowance for loan losses	11,954,420	12,382,541
Results from operations with subordinated debt	1,833,246	833,532
Results from securitization of foreign payment orders	-	(309,741)
Financial expenses on technical provisions for pension plan and capitalization	2,898,334	3,089,433
Depreciation and amortization (Note 15b)	1,669,292	1,640,143
Adjustment to legal liabilities – tax and social security	98,898	1,809,860
Adjustment to provision for contingent liabilities	(762,828)	(305,323)
Deferred taxes	(38,184)	(590,540)
Equity in earnings of affiliates and other investments (Note 15a III)	(180,481)	(180,369)
Income from available-for-sale securities	(1,894,680)	1,800,901
Income from held-to-maturity securities	(125,938)	508,736
Amortization of goodwill	-	556,576
(Income) loss from sale of investments	(160,205)	(365,914)
Minority interest	713,235	622,763
Other	77,076	410,417
CHANGE IN ASSETS AND LIABILITIES	(42,539,714)	(5,171,670)
(Increase) decrease in interbank investments	13,197,646	9,740,732
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(16,360,120)	7,917,651
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	(48,221,338)	23,833
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	1,752,071	803,321
(Increase) decrease in loan, lease and other credit operations	(45,903,066)	(4,541,461)
(Increase) decrease in other receivables and other assets	3,169,906	2,932,181
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	612,848	605,584
(Decrease) increase in deposits	4,144,481	(17,100,006)
(Decrease) increase in deposits received under securities repurchase agreements	23,701,546	2,305,994
(Decrease) increase in funds for issuance of securities	6,059,702	(1,058,040)
(Decrease) increase in borrowings and onlending	8,566,880	(9,930,073)
(Decrease) increase in credit card operations (assets/liabilities)	768,169	(871,608)
(Decrease) increase in securitization of foreign payment orders	-	(3,518,992)
(Decrease) increase in technical provision for insurance, pension plan and capitalization	2,827,414	3,890,507
(Decrease) increase in collection and payment of taxes and contributions	3,233,845	2,711,712
(Decrease) increase in other liabilities	2,049,735	3,883,964
(Decrease) increase in deferred income	42,826	668
Payment of income tax and social contribution	(2,182,259)	(2,967,637)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(16,803,057)	23,876,496

Interest on capital / dividends received from affiliated companies	85,374	63,152
Funds received from sale of available-for-sale securities	11,151,067	11,310,223
Funds received from redemption of held-to-maturity securities	532	47,471
Disposal of assets not for own use	263,673	191,477
Disposal of investments	189,189	384,145
Payment of income tax and social contribution from sale of investments	(56,511)	(124,411)
Acquisition of minority interest in Itaú XL Seguros Corporativos S.A. (Note 2a)	(157,299)	-
Acquisition of minority interest in Previtec – Previdência e Tecnologia Ltda. (Note 2a)	(32,000)	-
Sale of fixed assets	52,456	49,790
Write-offs of intangible assets	70,931	-
Purchase of available-for-sale securities	(9,878,320)	(9,460,025)
Purchase of held-to-maturity securities	(514,403)	-
Net cash and cash equivalents of assets and liabilities arising from the purchase of Redecard S.A.	-	(485,994)
Purchase of investments	(22,585)	(32,080)
Purchase of fixed assets	(1,344,097)	(700,408)
Purchase of intangible assets	(321,832)	(318,444)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(513,825)	924,896

Increase (decrease) in subordinated debt	9,146,034	(525,537)
Change in minority interest	(585,491)	(458,314)
Granting of stock options	303,927	218,010
Purchase of treasury shares	-	(21)
Dividends and interest on capital paid	(4,152,051)	(3,619,572)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,712,419	(4,385,434)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,604,463)	20,415,958

Cash and cash equivalents at the beginning of the period	65,917,455	37,182,300
Effects of changes in exchange rates on cash and cash equivalents	(441,005)	(2,778,897)
Cash and cash equivalents at the end of the period (Notes 4a and 5)	52,871,987	54,819,361

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	01/01 to 09/30/2010	01/01 to 09/30/2009
INCOME	65,495,840	61,368,738
Financial operations	58,399,028	58,331,333
Banking services	12,870,183	10,995,987
Result from insurance, pension plan and capitalization operations	2,051,389	1,721,411
Result of allowance for loan losses (Note 8d)	(9,008,144)	(10,942,336)
Other	1,183,384	1,262,343
EXPENSES	(28,508,528)	(27,670,849)
Financial operations	(25,447,708)	(23,176,914)
Other	(3,060,820)	(4,493,935)
INPUTS PURCHASED FROM THIRD PARTIES	(8,363,896)	(6,794,750)
Materials, energy and others	(336,585)	(211,438)
Third-party services	(2,137,807)	(2,138,417)
Other	(5,889,504)	(4,444,895)
Data processing and telecommunications (Note 13g)	(2,358,942)	(1,851,804)
Advertising, promotions and publication (Note 13g)	(819,823)	(641,529)
Installations	(1,178,689)	(714,419)
Transportation (Note 13g)	(459,466)	(280,324)
Security (Note 13g)	(326,537)	(280,042)
Travel expenses (Note 13g)	(115,016)	(87,280)
Other	(631,031)	(589,497)
GROSS ADDED VALUE	28,623,416	26,903,139
DEPRECIATION AND AMORTIZATION (Note 13g)	(1,053,361)	(990,457)
NET ADDED VALUE PRODUCED BY THE COMPANY	27,570,055	25,912,682
ADDED VALUE RECEIVED FROM TRANSFER (Note 15 a III)	105,394	147,071
TOTAL ADDED VALUE TO BE DISTRIBUTED	27,675,449	26,059,753
DISTRIBUTION OF ADDED VALUE	27,675,449	26,059,753
Personnel	8,720,466	8,165,019
Compensation	6,954,310	6,715,770
Benefits	1,330,910	1,075,005
FGTS – government severance pay fund	435,246	374,244
Taxes, fees and contributions	8,174,977	9,772,542
Federal	7,697,053	9,335,596
State	842	25,471
Municipal	477,082	411,475
Return on third parties' assets - Rent	633,610	645,609
Return on own assets	10,146,396	7,476,583
Dividends and Interest on capital	3,310,811	2,630,440
Retained earnings (loss) for the period	6,122,350	4,223,380
Minority interest in retained earnings	713,235	622,763

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
 (In thousands of Reais)

	09/30/2010	09/30/2009
ASSETS
CURRENT ASSETS	1,663,874	7,817,727
CASH AND CASH EQUIVALENTS	312	197
INTERBANK INVESTMENTS (Notes 4b and 6)	336,729	6,830,527
Money market	336,729	142,686
Interbank deposits	-	6,687,841
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	32,351	5,198
Own portfolio	27,290	566
Pledged in guarantee	5,061	4,632
OTHER RECEIVABLES	1,289,584	979,057
Income receivable (Note 15a I)	188,792	30,432
Sundry (Note 13a)	1,100,792	948,625
OTHER ASSETS – Prepaid expenses (Note 4g)	4,898	2,748
LONG-TERM RECEIVABLES	13,129,213	105,244
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	13,098,967	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	6,227	24,749
Own portfolio	13	24,749
Pledged in guarantee	6,214	-
OTHER RECEIVABLES - Sundry (Note 13a)	24,019	80,495
PERMANENT ASSETS	62,031,310	57,436,916
INVESTMENTS	62,031,006	57,436,526
Investments in subsidiaries (Notes 4h and 15a I)	62,030,599	57,436,119
Other	407	407
FIXED ASSETS (Note 4i)	304	390
TOTAL ASSETS	76,824,397	65,359,887
LIABILITIES
CURRENT LIABILITIES	1,892,970	1,519,525
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	2,596	51
OTHER LIABILITIES	1,890,374	1,519,474
Social and statutory (Note 16b II)	1,828,452	1,473,205
Tax and social security contributions (Note 14c)	3,963	34,323
Subordinated debt (Note 10f)	50,600	-
Sundry (Note 13c)	7,359	11,946
LONG-TERM LIABILITIES	7,103,554	1,184,072
DEPOSITS – Interbank deposits (Notes 4b and 10b)	3,260,392	880,795
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	-	831
OTHER LIABILITIES	3,843,162	302,446
Tax and social security contributions (Note 14c)	412,183	302,443
Subordinated debt (Note 10f)	3,364,059	-
Sundry (Note 13c)	66,920	3
STOCKHOLDERS’ EQUITY (Note 16)	67,827,873	62,656,290
Capital	45,000,000	45,000,000
Capital reserves	578,390	631,512
Revenue reserves	22,813,617	17,891,462
Asset valuation adjustment (Notes 4c, 4d and 7d)	156,846	246,828
(Treasury shares)	(720,980)	(1,113,512)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	76,824,397	65,359,887

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	01/01 to 09/30/2010	01/01 to 09/30/2009
INCOME FROM FINANCIAL OPERATIONS	714,255	305,566
Securities and derivative financial instruments	714,255	305,566
EXPENSES OF FINANCIAL OPERATIONS	(237,467)	(51,227)
Money market	(237,467)	(51,227)
GROSS INCOME FROM FINANCIAL OPERATIONS	476,788	254,339
OTHER OPERATING REVENUES (EXPENSES)	5,947,991	4,433,968
Personnel expenses	(106,970)	(167,316)
Other administrative expenses	(44,766)	(34,769)
Tax expenses (Note 14a II)	(23,887)	(14,757)
Equity in earnings of subsidiaries (Note 15a I)	6,179,174	4,694,570
Other operating revenues (expenses)	(55,560)	(43,760)
OPERATING INCOME	6,424,779	4,688,307
NON-OPERATING INCOME	9,207	9,639
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	6,433,986	4,697,946
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4p)	789,730	776,955
Due on operations for the period	(14,776)	4,695
Related to temporary differences	804,506	772,260
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976	(4,947)	(3,278)
NET INCOME	7,218,769	5,471,623
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,533,375,494	4,515,095,972
NET INCOME PER SHARE – R$	1.59	1.21
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 09/30)	14.94	13.85

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22k)	190,437	316,924
NET INCOME WITHOUT NONRECURRING EFFECTS	7,409,206	5,788,547
NET INCOME PER SHARE – R$	1.63	1.28

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Capitalization through Reserves – A/ESM of 04/24/2009	16,000,000	-	(16,000,000)	-	-	-	-
Treasury shares	-	(133,764)	(60,430)	-	-	412,183	217,989
Purchase of treasury shares	-	-	-	-	-	(21)	(21)
Granting of stock options – exercised options	-	(133,764)	(60,430)	-	-	412,204	218,010
Granting of options recognized	-	167,570	(81,926)	-	-	-	85,644
Change in adjustment to market value	-	-	-	670,545	-	-	670,545
Reversal of interest on capital and dividends paid on 03/17 and 04/08/2009 - Year 2008	-	-	104	-	-	-	104
Net income	-	-	-	-	5,471,623	-	5,471,623
Appropriations:
Legal reserve	-	-	273,581	-	(273,581)	-	-
Statutory reserves	-	-	2,567,498	-	(2,567,498)	-	-
Dividends and Interest on capital	-	-	-	-	(2,630,544)	-	(2,630,544)
BALANCES AT 09/30/2009	45,000,000	631,512	17,891,462	246,828	-	(1,113,512)	62,656,290
CHANGES IN THE PERIOD	16,000,000	33,806	(13,301,173)	670,545	-	412,183	3,815,361
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Granting of stock options – exercised options	-	(58,490)	52,070	-	-	310,347	303,927
Granting of options recognized	-	(3,879)	86,373	-	-	-	82,494
Change in adjustment to market value	-	-	(3,935)	36,815	-	-	32,880
Addition to interest on capital and dividends paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	7,218,769	-	7,218,769
Appropriations:
Legal reserve	-	-	360,939	-	(360,939)	-	-
Statutory reserves	-	-	3,547,639	-	(3,547,639)	-	-
Dividends and Interest on capital	-	-	-	-	(3,310,191)	-	(3,310,191)
BALANCES AT 09/30/2010	45,000,000	578,390	22,813,617	156,846	-	(720,980)	67,827,873
CHANGES IN THE PERIOD	-	(62,369)	4,042,466	36,815	-	310,347	4,327,259

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	01/01 to 09/30/2010	01/01 to 09/30/2009
ADJUSTED NET INCOME (LOSS)	363,605	165,026
Net income	7,218,769	5,471,623
Adjustments to net income:	(6,855,164)	(5,306,597)
Granting of options recognized	82,494	85,644
Deferred taxes	(804,506)	(772,260)
Equity in earnings of subsidiaries (Note 15a I)	(6,179,174)	(4,694,570)
Amortization of goodwill	43,308	43,308
Effects of changes in exchange rates on cash and cash equivalents	2,628	31,145
Other	86	136
CHANGE IN ASSETS AND LIABILITIES	577,842	165,211
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(9,155)	(6,877)
(Increase) decrease in other receivables and other assets	484,403	203,983
Increase (decrease) in other liabilities	102,594	(31,895)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	941,447	330,237

Interest on capital/Dividends received	3,620,965	8,917,342
(Increase) decrease in interbank investments	(6,174,006)	(6,378,518)
(Purchase) sale of fixed assets	(34)	25
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(2,553,075)	2,538,849

Increase (decrease) in deposits	2,361,168	534,798
Increase (decrease) in subordinated debt	3,414,659	-
Granting of stock options	303,927	218,010
Purchase of treasury shares	-	(21)
Dividends and interest on capital paid	(4,152,051)	(3,619,572)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,927,703	(2,866,785)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	316,075	2,301
Cash and cash equivalents at the beginning of the period	23,594	171,727
Effects of changes in exchange rates on cash and cash equivalents	(2,628)	(31,145)
Cash and cash equivalents at the end of the period (Notes 4a and 5)	337,041	142,883

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	01/01 to 09/30/2010	01/01 to 09/30/2009
INCOME	1,619,104	1,185,726
Financial operations	714,255	305,566
Other	904,849	880,160
EXPENSES	(237,467)	(51,227)
INPUTS PURCHASED FROM THIRD PARTIES	(44,106)	(33,812)
Third-party services	(16,728)	(12,786)
Advertising, promotions and publications	(879)	(2,290)
Expenses for financial system services	(4,589)	(4,873)
Insurance	(4,413)	(2,942)
Other	(17,497)	(10,921)
GROSS ADDED VALUE	1,337,531	1,100,687
DEPRECIATION AND AMORTIZATION	(86)	(150)
NET ADDED VALUE PRODUCED BY THE COMPANY	1,337,445	1,100,537
ADDED VALUE RECEIVED FROM TRANSFER (Note 15 a I)	6,179,174	4,694,570
TOTAL ADDED VALUE TO BE DISTRIBUTED	7,516,619	5,795,107
DISTRIBUTION OF ADDED VALUE	7,516,619	5,795,107
Personnel	109,030	160,367
Compensation	106,188	152,428
Benefits	1,792	5,797
FGTS – government severance pay fund	1,050	2,142
Taxes, fees and contributions	188,246	162,310
Federal	188,185	162,204
Municipal	61	106
Return on third parties' assets - Rent	574	807
Return on own assets	7,218,769	5,471,623
Dividends and Interest on capital	3,310,811	2,630,440
Retained earnings (loss) for the period	3,907,958	2,841,183

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO SEPTEMBER 30, 2010 AND 2009
 (In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

On May 12, 2010 SUSEP approved the contract signed on November 12, 2009 related to the acquisition by ITAÚ UNIBANCO HOLDING of a minority interest in the subsidiary company Itaú XL Seguros Corporativos S.A. for the amount of R$ 157,299, giving rise to a goodwill of R$ 24,700. The transaction was approved on October 6, 2010 by SUSEP.

On September 20, 2010, ITAÚ UNIBANCO HOLDING purchased 50% of the quotas in the companies SFR Software and Análise de Sistemas LTDA and Previtec – Previdência e Tecnologia LTDA, according to the purchase agreement, for the amount of R$ 47,000, giving rise to a goodwill of R$ 42,530, and these companies became wholly-owned subsidiaries.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Convergence into international accounting standards

The CMN Resolution No. 3,786, of September 24, 2009, and BACEN Circular No. 3,472, of October 23, 2009, established that from December 31, 2010 the financial institutions shall prepare and annually report their consolidated financial statements adopting the international financial reporting standards according to the pronouncements issued by the International Accounting Standard Board (IASB), translated into the Portuguese language by a Brazilian company registered with the International Accounting Standards Committee Foundation (IASC Foundation).
The accounting pronouncements issued by the Accounting Pronouncements Committee (CPC) and the respective international standards of IASB that will be adopted in the consolidated financial statements until the end of 2010 and may impact the stockholders’ equity and or results are as follows:

•
CPC 2 (IAS 21) - Effects on changes in foreign exchange rates and conversion of financial statements: Effect on results from January 1 to September 30, 2010 (without effect on stockholders' equity) for allocation of foreign exchange variation in the stockholders' equity related to controlled companies using functional currency other than Real, basically represented by the Itaú Europa, Chile, Argentina, Uruguay and Paraguay units (Note 20).

•	CPC 11 (IFRS 4) – Insurance contracts: Management does not expect significant effects;
•	CPC 15 (IFRS 3) – Business combinations: in the period from January 1 to September 30, 2010, there was not any transaction that could exert significant effects;
•
CPC 24 (IAS 10) – Subsequent events: dividends and interest on capital declared after the accounting period to which the financial statements refer, if these are above the minimum mandatory dividend they shall be reversed with effect on stockholders' equity (Note 16b I);

•	CPC 32 (IAS 12) – Taxes on income: recognition of a credit in the stockholders’ equity of the opening balance sheet of an amount of deferred tax assets not recorded according to Note 14b IV;
•	CPC 33 (IAS 19) – Employee benefits: recognition of a credit in the stockholders’ equity of the opening balance sheet of the surplus of benefit plans according to Note 19c;
•
CPC 38 (IAS 39) – Financial instruments: recognition and measurement – loss on recoverable amount and loss for not receiving financial assets: review of the procedures adopted for setting up the Allowance for Loan losses. The management does not expect an amount above that recorded in the allowance.

The other pronouncements shall basically impact the information disclosure format.

c)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, this goodwill was fully amortized up to December 31, 2009, in the periods when the investments were made, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

From January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements, for purposes of compatibility of the current accounting practices with the international financial reporting standards (Note 4k).

The consolidated financial statements comprise ITAÚ HOLDING HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	09/30/2010	09/30/2009
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.99
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.99	99.98
Banco Itaú Europa S.A.		Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participações S.A.	(1)	Brazil	66.15	66.15
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(3)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	99.99	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(4)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A. (Note 2a)		Brazil	100.00	50.00
Itaúsa Export S.A.		Brazil	100.00	100.00
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Porto Seguro S.A.	(5)	Brazil	30.00	-
Redecard S.A.	(6)	Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A.		Brazil	51.00	50.99

(1)	Fully consolidated company from September 30, 2009;
(2)	Company with shared control included proportionally in consolidation;
(3)	Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO HOLDING;
(4)	It does not include Redeemable Preferred Shares (Note 10f)
(5)	Company controlled by Porto Seguro Itaú Unibanco Participações S.A. included proportionally in consolidation from December 31, 2009;
(6)	Fully consolidated company whose share capital is 50% plus 17 shares.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at September 30, 2010, according to present regulation, are as follows:

	Financial system	Economic-financial
	Consolidated (1)	Consolidated (2)
Referential equity (3)	73,134,853	75,083,908
Basel ratio	15.5%	15.3%
Tier I	11.9%	11.9%
Tier II	3.6%	3.4%
Fixed assets ratio (4)	37.8%	15.8%
Excess capital in relation to fixed assets	8,915,316	25,709,479

(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies, and those in which control is based on the sum of interests held by the institution, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds;

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

An issue of subordinated debt is pending approval from the Central Bank of Brazil in order to comprise the Tier II of Referential Equity, which at September 30, 2010 represents the amount of R$ 1,694,438. Should we consider this issue, the Basel ratios would stand at 15.8% and 15.6% for the financial system and the economic-financial consolidated, respectively.

Management considers the current Basel ratio (15.3%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 4.3 percent the minimum required by the authorities (11.0%); and

b)
In view of the realizable values of assets (Note 18), the additional provision exceeding the minimum required (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 17.5%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, No. 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

From January 1, 2010, the operational risk portion started being considered at its full amount, pursuant to Circular No. 3.383.

CMN Resolution No. 3,825, of December 16, 2009, revoked, to take effect from April 1, 2010, Resolution No. 3,674, of December 30, 2008, which enabled fully adding to Tier I the amount of the additional provision to the minimum percentages required by Resolution No. 2,682 of December 21, 1999.

Circular No. 3,476, of December 28, 2009, sets forth that, for the Economic-Financial Consolidated, from June 30, 2010, an addition should be included in the Operational Risk Portion (POPR), through the use of a ratio based on the equity in earnings of subsidiary and affiliated companies.

Circular No. 3,498, of June 28, 2010, changes the provisions mentioned in Circulars No. 3,361, 3,362, 3,363, 3,364 and 3,366, of September 12, 2007, and No. 3,389, of June 25, 2008, which set forth the procedures for calculation of portions related to market risk. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from June 30, 2012. Should the new rules already be applicable, the ratios would be reduced by about 0.9%.

The Referential Equity used for calculation of ratios and composition of risk exposures at September 30, 2010, are as follows:

	Financial system consolidated		Economic-financial consolidated
Stockholders' Equity Itaú Unibanco Holding S.A. (Consolidated)	57,225,072		57,225,072
Minority interest in subsidiaries	934,791		2,912,727
Consolidated stockholders’ equity (BACEN)	58,159,863		60,137,799
Revaluation reserves excluded from Tier I	(6)		(7)
Deferred tax assets excluded from Tier I	(548,978)		(573,855)
Deferred permanent assets excluded from Tier I	(417,457)		(421,461)
Adjustments to market value – securities and derivative financial Instruments excluded from Tier I	(156,847)		(157,040)
Preferred shares with clause of redemption excluded from Tier I	(665,974)		(665,974)
Tier I	56,370,601		58,319,462
Subordinated debt	16,203,019		16,203,019
Preferred shares with clause of redemption	532,779		532,779
Revaluation reserves	6		7
Adjustment to market value -securities and derivative financial instruments	156,847		157,040
Tier II	16,892,651		16,892,845
Tier I + Tier II	73,263,252		75,212,307
Exclusions:
Funding instruments issued by financial institutions	(128,399)		(128,399)
Referential equity	73,134,853		75,083,908
Risk exposure:
Exposure weighted by credit risk (EPR)	436,754,318		449,521,318
Portion required for credit risk coverage (PEPR)	48,042,975	92.3%	49,447,345	91.9%
FPR at 20%	261,602	0.5%	281,300	0.5%
FPR at 35%	12,502	0.0%	12,502	0.0%
FPR at 50%	2,237,403	4.3%	2,834,433	5.3%
FPR at 75%	12,358,175	23.7%	12,210,289	22.7%
FPR at 100%	31,624,433	60.8%	32,492,073	60.4%
FPR at 300%	1,324,179	2.5%	1,391,862	2.6%
Derivatives – potential future gain	224,681	0.4%	224,886	0.4%
Portion required for operational risk coverage (POPR)	2,745,478	5.3%	3,129,288	5.8%
Retail	468,830	0.9%	468,830	0.9%
Commercial	812,183	1.6%	812,183	1.5%
Corporate finance	77,531	0.1%	77,531	0.1%
Negotiation and sales	793,059	1.5%	793,059	1.5%
Payments and settlements	259,124	0.5%	259,124	0.5%
Financial agent services	112,659	0.2%	112,659	0.2%
Asset management	199,118	0.4%	199,118	0.4%
Retail brokerage	22,086	0.0%	22,086	0.0%
Business plans	888	0.0%	888	0.0%
Economic-financial consolidated (CONEF) addition	-	0.0%	383,810	0.7%
Portion required for market risk coverage:	1,250,357	2.4%	1,252,671	2.3%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	863,773	1.7%	866,087	1.6%
Fixed rate denominated in Real (PJUR1)	140,574	0.3%	139,435	0.3%
Foreign currency coupon (PJUR2)	245,644	0.5%	249,097	0.5%
Price index coupon (PJUR3)	343,061	0.7%	343,061	0.6%
Interest rate coupon (PJUR 4)	134,494	0.3%	134,494	0.2%
Operations subject to commodity price variation (PCOM)	127,650	0.2%	127,650	0.2%
Operations subject to stock price variation (PACS)	258,934	0.5%	258,934	0.5%
Required Referential Equity	52,038,810	100.0%	53,829,304	100.0%
Excess capital in relation to Required Referential Equity	21,096,043	40.5%	21,254,604	39.5%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	473,080,094		489,357,307
Ratio (%)	15.5		15.3
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,313,626		1,456,789

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2009	68,432,521	402,713,393	17.0%	70,514,408	422,840,336	16.7%
Result for the period	9,499,718		2.4%	10,106,082		2.4%
Interest on capital and dividends	(3,310,811)		-0.8%	(3,310,811)		-0.8%
Additional allowance for loan losses – added to the Tier I of Referential Equity	(6,107,459)	(6,107,459)	-1.2%	(6,104,000)	(6,104,000)	-1.2%
Granting of options recognized	82,492		0.0%	82,492		0.0%

Granting of stock options – exercised options in the period	301,162		0.1%	301,162		0.1%
Asset valuation adjustment	32,880		0.0%	32,880		0.0%
Subordinated debt and redeemable preferred shares	4,018,833		1.0%	4,018,833		1.0%
Deferred assets excluded from Tier I of referential equity	69,224	69,224	0.0%	70,301	70,301	0.0%
Other changes in referential equity	116,293		0.0%	(627,439)		-0.2%
Changes in risk exposure		76,404,936	-3.0%		72,550,670	-2.7%
Ratio at 09/30/2010	73,134,853	473,080,094	15.5%	75,083,908	489,357,307	15.3%

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178, of December 28, 2007, and No. 200, of December 16, 2008, and Circular No. 355, of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance lines.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. At September 30, 2010, the required regulatory capital amounted to R$ 800,749 for an existing adjusted stockholders’ equity of R$ 3,232,630.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 556 of November 12, 2008.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) – these transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders.  The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4n I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates.

Real estate in use	4% to 8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10% to 25%
EDP systems	20% to 50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1998 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts.  The recognition in income will occur on the due date of the installments.

k)
Goodwill – corresponds to the amount paid in excess for the purchase of investments arising from the expected future profitability. It does not have a defined useful life and is annually tested for impairment of assets.

l)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years

m)
Impairment of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. From 2008, this procedure started to be adopted annually, at the end of each year.

n)
Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I - Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II - Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized at the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation;

•
Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

II.III- Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

o)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p)	Taxes -these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%

(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed, The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

q)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2010	09/30/2009
Cash and cash equivalents	11,063,416	10,325,257
Interbank deposits	6,646,897	3,387,723
Securities purchased under agreements to resell – Funded position	35,161,674	41,106,381
TOTAL	52,871,987	54,819,361

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2010	09/30/2009
Cash and cash equivalents	312	197
Securities purchased under agreements to resell – Funded position	336,729	142,686
TOTAL	337,041	142,883

NOTE 6 - INTERBANK INVESTMENTS

	09/30/2010						09/30/2009
	0 - 30	31 - 180	181 - 365	Over 365	TOTAL	%	TOTAL	%
Money market	70,188,916	24,318,439	1,250,450	40,170	95,797,975	85.2	118,544,424	85.9
Funded position (*)	35,921,274	7,785,734	1,250,450	40,170	44,997,628	40.0	60,475,139	43.8
Financed position	33,360,238	9,094,356	-	-	42,454,594	37.8	54,678,211	39.6
With free movement	6,577,016	7,613,827	-	-	14,190,843	12.6	5,295,928	3.8
Without free movement	26,783,222	1,480,529	-	-	28,263,751	25.2	49,382,283	35.8
Short position	907,404	7,438,349	-	-	8,345,753	7.4	3,391,074	2.5
Money market – Assets Guaranteeing Technical Provisions - SUSEP	1,546,754	383,775	1,466,710	136,050	3,533,289	3.1	2,823,103	2.0
Interbank deposits	6,958,410	2,960,086	2,742,899	490,748	13,152,143	11.7	16,596,680	12.0
TOTAL	78,694,080	27,662,300	5,460,059	666,968	112,483,407		137,964,207
% per maturity term	70.0	24.5	4.9	0.6
TOTAL – 09/30/2009	97,574,657	32,028,573	4,253,243	4,107,734	137,964,207
% per maturity term	70.7	23.2	3.1	3.0

(*)
Includes R$ 7,986,934 (R$ 12,239,299 at 09/30/2009) related to money market with free movement, in which securities are basically restricted to guarantee transactions at BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 09/30/2010, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 336,729 (R$ 142,686 at 09/30/2009) and Interbank deposits over 365 days amounting to R$ 13,098,967 (R$ 6,687,841 at 09/30/2009 maturing from 31 to 180 days).

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2010											09/30/2009
		Provision for adjustment to market value with impact on:
	Cost	Results	Stockholders' equity	Market value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	51,006,424	112,120	466,889	51,585,433	36.3	971,439	914,620	5,923,476	5,625,710	11,501,736	26,648,452	45,011,157
Financial Treasury Bills	16,586,592	(1,372)	(3,197)	16,582,023	11.7	245,807	411,629	2,954,010	217,756	4,397,550	8,355,271	16,520,984
National Treasury Bills	5,165,424	815	33	5,166,272	3.6	322,970	-	2,338,713	504,019	1,883,756	116,814	14,632,708
National Treasury Bills	23,338,210	91,636	110,620	23,540,466	16.6	9,698	14,412	473,009	4,733,559	4,935,214	13,374,574	10,509,060
National Treasury/Securitization	342,515	506	(14,711)	328,310	0.2	1,746	3,998	14,838	8,041	23,670	276,017	541,071
Brazilian External Debt Bonds	5,569,895	20,523	374,121	5,964,539	4.2	389,503	484,581	142,906	161,257	261,302	4,524,990	2,775,752
Investment in Non-exclusive Funds	1,715	-	-	1,715	0,0	1,715	-	-	-	-	-	991
Other	2,073	12	23	2,108	0,0	-	-	-	1,078	244	786	30,591
GOVERNMENT SECURITIES - ABROAD	7,700,060	46,090	(154,600)	7,591,550	5.3	294,319	2,816,268	1,525,136	1,074,391	1,444,087	437,349	9,447,332
Portugal	-	-	-	-	-	-	-	-	-	-	-	27,415
Austria	-	-	-	-	-	-	-	-	-	-	-	452,754
Argentina	273,030	1,392	-	274,422	0.1	13,607	56,790	95,352	42,591	34,369	31,713	196,327
Central Bank	66,757	(1,485)	-	65,272	0,0	-	-	49,233	-	14,744	1,295	71,397
National Treasury	206,273	2,877	-	209,150	0.1	13,607	56,790	46,119	42,591	19,625	30,418	124,930
Denmark	1,605,389	-	(71,768)	1,533,621	1.1	-	169,733	-	420,932	942,956	-	1,850,965
Spain	871,226	-	(35,404)	835,822	0.6	-	82,891	-	339,585	413,346	-	1,874,129
Korea	2,089,210	-	(45,917)	2,043,293	1.4	-	1,801,037	242,256	-	-	-	1,503,323
Chile	1,386,722	(509)	(3,993)	1,382,220	1.0	192,932	347,389	657,258	119,333	32,737	32,571	1,463,372
Paraguay	267,123	-	1	267,124	0.2	21,142	33,966	81,482	78,725	329	51,480	282,159
Uruguay	852,232	346	2,170	854,748	0.6	66,585	270,914	443,032	55,863	1,041	17,313	457,112
United States	315,651	44,633	306	360,590	0.3	-	53,491	1,553	16,674	-	288,872	1,081,852
Norway	-	-	-	-	-	-	-	-	-	-	-	101,593
Mexico	12,663	47	-	12,710	0,0	-	7	4,039	-	462	8,202	8,580
Italy	-	-	-	-	-	-	-	-	-	-	-	132,584
Other	26,814	181	5	27,000	0,0	53	50	164	688	18,847	7,198	15,167
CORPORATE SECURITIES	27,504,679	282,566	392,467	28,179,712	19.8	6,104,598	1,239,331	846,537	1,409,927	2,804,813	15,774,506	23,229,544
Eurobonds and other	5,236,393	42,529	175,664	5,454,586	3.8	130,573	207,871	77,343	306,568	364,963	4,367,268	2,340,982
Bank Deposit Certificates	2,624,441	(1)	565	2,625,005	1.9	11,578	169,346	538,904	205,717	714,403	985,057	2,296,518
Shares	3,654,212	189,938	34,381	3,878,531	2.7	3,878,531	-	-	-	-	-	3,647,694
Debentures	6,989,108	927	32,918	7,022,953	4.9	705,432	79,116	33,230	763,795	1,511,970	3,929,410	5,979,485
Promissory Notes	999,852	-	535	1,000,387	0.7	98,134	750,724	151,529	-	-	-	2,786,385
Quotas of funds	1,220,461	35,157	13,376	1,268,994	0.9	1,265,145	-	-	-	-	3,849	2,148,538
Fixed Income	330,937	(541)	6,943	337,339	0.2	333,490	-	-	-	-	3,849	886,516
Credit Rights	680,112	-	-	680,112	0.5	680,112	-	-	-	-	-	804,381
Variable Income	209,412	35,698	6,433	251,543	0.2	251,543	-	-	-	-	-	457,641
Securitized real estate loans	6,748,822	14,016	135,020	6,897,858	4.9	15,205	32,274	45,528	133,847	190,362	6,480,642	4,011,005
Other	31,390	-	8	31,398	0,0	-	-	3	-	23,115	8,280	18,937
PGBL/VGBL FUND QUOTAS (1)	43,621,488	-	-	43,621,488	30.7	43,621,488	-	-	-	-	-	36,403,697
SUBTOTAL - SECURITIES	129,832,651	440,776	704,756	130,978,183	92.3	50,991,844	4,970,219	8,295,149	8,110,028	15,750,636	42,860,307	114,091,730
Trading securities	86,968,172	440,776	-	87,408,948	61.6	46,550,026	640,731	4,235,723	5,608,916	10,908,253	19,465,299	68,826,687
Available-for-sale securities	39,794,819	-	704,756	40,499,575	28.5	4,427,055	4,321,447	3,919,168	2,363,382	4,754,336	20,714,187	42,406,388
Held-to-maturity securities (2)	3,069,660	-	-	3,069,660	2.2	14,763	8,041	140,258	137,730	88,047	2,680,821	2,858,655
DERIVATIVE FINANCIAL INSTRUMENTS	10,162,922	737,713	-	10,900,635	7.9	2,929,395	1,704,574	2,088,192	721,630	1,091,427	2,365,417	8,484,582
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	139,995,573	1,178,489	704,756	141,878,818	100.0	53,921,239	6,674,793	10,383,341	8,831,658	16,842,063	45,225,724	122,576,312
						38.0%	4.7%	7.3%	6.2%	11.9%	31.9%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(8,491,695)	(530,540)	(54,665)	(9,076,900)	100.0	(2,618,571)	(1,258,208)	(1,219,864)	(916,929)	(1,057,770)	(2,005,558)	(7,458,403)

(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 595,030 (R$ 403,366 at 09/30/2009), according to Note 7e.

b) Summary by portfolio

	09/30/2010
		Restricted to
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Central Bank (2)	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	23,778,235	12,053,093	7,780,285	2,341,498	-	5,632,322	51,585,433
Financial Treasury Bills	6,716,955	3,580,537	4,655,416	10,223	-	1,618,892	16,582,023
National Treasury Bills	2,521,239	1,342,090	313,641	495,848	-	493,454	5,166,272
National Treasury Notes	11,589,879	4,020,531	2,574,653	1,835,427	-	3,519,976	23,540,466
National Treasury/Securitization	328,310	-	-	-	-	-	328,310
Brazilian External Debt Bonds	2,618,029	3,109,935	236,575	-	-	-	5,964,539
Investments in Non-exclusive Funds	1,715	-	-	-	-	-	1,715
Other	2,108	-	-	-	-	-	2,108
GOVERNMENT SECURITIES - ABROAD	6,331,915	446,025	807,832	-	-	5,778	7,591,550
Argentina	225,719	48,703	-	-	-	-	274,422
Central Bank	16,569	48,703	-	-	-	-	65,272
National Treasury	209,150	-	-	-	-	-	209,150
Denmark	1,533,621	-	-	-	-	-	1,533,621
Spain	835,822	-	-	-	-	-	835,822
Korea	1,254,175	-	789,118	-	-	-	2,043,293
Chile	1,341,303	35,139	-	-	-	5,778	1,382,220
Paraguay	267,124	-	-	-	-	-	267,124
Uruguay	854,748	-	-	-	-	-	854,748
United States	2,223	339,653	18,714	-	-	-	360,590
Mexico	8,890	3,820	-	-	-	-	12,710
Other	8,290	18,710	-	-	-	-	27,000
CORPORATE SECURITIES	23,192,132	2,034,883	8,175	-	-	2,944,522	28,179,712
Eurobonds and others	3,681,176	1,771,462	1,948	-	-	-	5,454,586
Bank Deposit Certificates	645,191	88,907	2,085	-	-	1,888,822	2,625,005
Shares	3,809,613	66,074	2,844	-	-	-	3,878,531
Debentures	5,891,299	108,440	-	-	-	1,023,214	7,022,953
Promissory Notes	1,000,387	-	-	-	-	-	1,000,387
Quotas of funds	1,258,845	-	1,298	-	-	8,851	1,268,994
Fixed income	334,647	-	1,298	-	-	1,394	337,339
Credit rights	672,655	-	-	-	-	7,457	680,112
Variable income	251,543	-	-	-	-	-	251,543
Securitized real estate loans	6,874,223	-	-	-	-	23,635	6,897,858
Other	31,398	-	-	-	-	-	31,398
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	43,621,488	43,621,488
SUBTOTAL - SECURITIES	53,302,282	14,534,001	8,596,292	2,341,498	-	52,204,110	130,978,183
Trading securities	24,334,578	8,530,125	4,164,671	2,227,647	-	48,151,927	87,408,948
Available-for-sale securities	28,826,519	5,698,223	4,400,080	113,851	-	1,460,902	40,499,575
Held-to-maturity securities	141,185	305,653	31,541	-	-	2,591,281	3,069,660
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	10,900,635	-	10,900,635
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	53,302,282	14,534,001	8,596,292	2,341,498	10,900,635	52,204,110	141,878,818
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 09/30/2009	41,166,291	8,726,174	10,057,225	9,469,767	8,484,582	44,672,273	122,576,312

(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.
	09/30/2010										09/30/2009
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	34,831,993	112,120	34,944,113	40.1	909,493	363,810	3,466,313	5,165,585	9,830,529	15,208,383	24,865,477
Financial Treasury Bills	10,371,182	(1,372)	10,369,810	11.9	245,807	342,910	868,355	171,839	2,830,019	5,910,880	9,144,836
National Treasury Bills	5,115,395	815	5,116,210	5.9	322,970	-	2,288,651	504,019	1,883,756	116,814	10,805,244
National Treasury Notes	17,916,287	91,636	18,007,923	20.6	9,192	13,688	157,579	4,372,810	4,908,580	8,546,074	4,337,661
National Treasury/Securitization	64,707	506	65,213	0.1	1,746	3,998	14,838	8,041	23,670	12,920	284,479
Brazilian External Debt Bonds	1,362,323	20,523	1,382,846	1.6	328,063	3,214	136,890	108,876	184,504	621,299	291,195
Investments in Non-exclusive Funds	1,715	-	1,715	0,0	1,715	-	-	-	-	-	991
Other	384	12	396	0,0	-	-	-	-	-	396	1,071
GOVERNMENT SECURITIES - ABROAD	807,197	46,090	853,287	0.9	54,988	115,641	231,968	60,048	54,718	335,924	1,520,897
Argentina	272,620	1,392	274,012	0.3	13,607	56,790	95,352	42,591	34,369	31,303	195,754
Central Bank	66,757	(1,485)	65,272	0.1	-	-	49,233	-	14,744	1,295	71,397
National Treasury	205,863	2,877	208,740	0.2	13,607	56,790	46,119	42,591	19,625	30,008	124,357
Chile	180,190	(509)	179,681	0.2	41,240	4,137	126,995	6,918	-	391	229,684
Uruguay	15,919	346	16,265	0,0	88	1,166	3,967	9,851	1,040	153	8,291
United States	299,181	44,633	343,814	0.4	-	53,491	1,451	-	-	288,872	1,063,637
Mexico	12,663	47	12,710	0,0	-	7	4,039	-	462	8,202	8,580
Other	26,624	181	26,805	0,0	53	50	164	688	18,847	7,003	14,951
CORPORATE SECURITIES	7,707,494	282,566	7,990,060	9.1	1,964,057	161,280	537,442	383,283	1,023,006	3,920,992	6,036,616
Eurobonds and others	1,892,442	42,529	1,934,971	2.2	30,466	23,577	41,305	11,436	110,025	1,718,162	476,243
Bank Deposit Certificates	2,051,228	(1)	2,051,227	2.3	-	69,161	464,645	167,699	605,611	744,111	2,154,082
Shares	1,190,825	189,938	1,380,763	1.6	1,380,763	-	-	-	-	-	987,910
Debentures	1,511,263	927	1,512,190	1.8	30,854	68,277	31,101	203,389	305,937	872,632	1,473,755
Promissory Notes	-	-	-	-	-	-	-	-	-	-	18,211
Quotas of funds	486,683	35,157	521,840	0.5	521,840	-	-	-	-	-	886,258
Fixed income	303,841	(541)	303,300	0.3	303,300	-	-	-	-	-	729,159
Credit rights	7,615	-	7,615	0,0	7,615	-	-	-	-	-	77,259
Variable income	175,227	35,698	210,925	0.2	210,925	-	-	-	-	-	79,840
Securitized real estate loans	575,053	14,016	589,069	0.7	134	265	391	759	1,433	586,087	40,157
PGBL/VGBL FUND QUOTAS	43,621,488	-	43,621,488	49.9	43,621,488	-	-	-	-	-	36,403,697
Total	86,968,172	440,776	87,408,948	100.0	46,550,026	640,731	4,235,723	5,608,916	10,908,253	19,465,299	68,826,687
% per maturity term					53.3%	0.7%	4.8%	6.4%	12.5%	22.3%
Total – 09/30/2009	68,496,050	330,637	68,826,687	100.0	41,025,062	930,209	6,612,395	3,194,402	5,133,382	11,931,237
% per maturity term					59.6%	1.4%	9.6%	4.6%	7.5%	17.3%

At September 30, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 5,679 (R$ 5.198 at 09/30/2009) with maturity over 365 days.

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2010										09/30/2009
	Cost	Adjustment to market value (in stockholders' equity)	Market value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	13,349,895	466,889	13,816,784	34.0	61,946	547,945	2,321,195	408,580	1,594,429	8,882,689	17,562,670
Financial Treasury Bills	6,215,410	(3,197)	6,212,213	15.3	-	68,719	2,085,655	45,917	1,567,531	2,444,391	7,376,148
National Treasury Bills	50,029	33	50,062	0.1	-	-	50,062	-	-	-	3,827,464
National Treasury Bills	2,826,734	110,620	2,937,354	7.3	506	724	179,462	360,749	26,634	2,369,279	3,830,454
National Treasury/Securitization	277,808	(14,711)	263,097	0.6	-	-	-	-	-	263,097	256,592
Brazilian External Debt Bonds	3,978,225	374,121	4,352,346	10.7	61,440	478,502	6,016	836	20	3,805,532	2,242,492
Other	1,689	23	1,712	0,0	-	-	-	1,078	244	390	29,520
GOVERNMENT SECURITIES - ABROAD	6,876,712	(154,600)	6,722,112	16.6	239,331	2,700,627	1,293,026	1,014,343	1,389,369	85,416	7,909,471
Portugal	-	-	-	-	-	-	-	-	-	-	27,415
Austria	-	-	-	-	-	-	-	-	-	-	452,754
Argentina - National Treasury	410	-	410	0,0	-	-	-	-	-	410	573
Denmark	1,605,389	(71,768)	1,533,621	3.8	-	169,733	-	420,932	942,956	-	1,850,965
Spain	871,226	(35,404)	835,822	2.1	-	82,891	-	339,585	413,346	-	1,874,129
Korea	2,089,210	(45,917)	2,043,293	5.0	-	1,801,037	242,256	-	-	-	1,503,323
Chile	1,206,532	(3,993)	1,202,539	3.0	151,692	343,252	530,263	112,415	32,737	32,180	1,233,688
Paraguay	267,123	1	267,124	0.7	21,142	33,966	81,482	78,725	329	51,480	282,159
Uruguay	820,162	2,170	822,332	2.0	66,497	269,748	438,923	46,012	1	1,151	431,857
United States	16,470	306	16,776	0,0	-	-	102	16,674	-	-	18,215
Norway	-	-	-	-	-	-	-	-	-	-	101,593
Italy	-	-	-	-	-	-	-	-	-	-	132,584
Other	190	5	195	0,0	-	-	-	-	-	195	216
CORPORATE SECURITIES	19,568,212	392,467	19,960,679	49.4	4,125,778	1,072,875	304,947	940,459	1,770,538	11,746,082	16,934,247
Eurobonds and other	3,169,437	175,664	3,345,101	8.3	100,107	184,294	34,019	208,947	254,938	2,562,796	1,655,431
Bank Deposit Certificates	573,213	565	573,778	1.4	11,578	100,185	74,259	38,018	108,792	240,946	142,436
Shares	2,463,387	34,381	2,497,768	6.2	2,497,768	-	-	-	-	-	2,659,775
Debentures	5,429,617	32,918	5,462,535	13.5	659,831	5,663	-	560,406	1,194,764	3,041,871	4,463,982
Promissory Notes	999,852	535	1,000,387	2.5	98,134	750,724	151,529	-	-	-	2,768,174
Quotas of funds	733,762	13,376	747,138	1.9	743,289	-	-	-	-	3,849	1,262,279
Fixed income	27,080	6,943	34,023	0.1	30,174	-	-	-	-	3,849	157,357
Credit rights	672,497	-	672,497	1.7	672,497	-	-	-	-	-	727,122
Variable income	34,185	6,433	40,618	0.1	40,618	-	-	-	-	-	377,800
Securitized real estate loans	6,167,554	135,020	6,302,574	15.5	15,071	32,009	45,137	133,088	188,929	5,888,340	3,963,412
Other	31,390	8	31,398	0.1	-	-	3	-	23,115	8,280	18,758
TOTAL	39,794,819	704,756	40,499,575	100.0	4,427,055	4,321,447	3,919,168	2,363,382	4,754,336	20,714,187	42,406,388
Adjustment of securities reclassified in prior years to the held-to-maturity category		13,449			10.9%	10.7%	9.8%	5.8%	11.7%	51.1%
Accounting adjustment - hedge - Circular No. 3082		(144,650)
Deferred taxes		(210,091)
Minority interest in subsidiaries		(3,529)
Adjustment of securities of unconsolidated affiliates		(203,089)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2010		156,846
TOTAL – 09/30/2009	41,692,904	713,484	42,406,388	100.0	7,240,060	4,090,072	4,326,419	5,410,713	6,013,380	15,325,744
Adjustment of securities reclassified in prior years to the held-to-maturity category		16,604			17.1%	9.6%	10.2%	12.8%	14.2%	36.1%
Accounting adjustment - hedge - Circular No. 3082		(277,129)
Deferred taxes		(170,370)
Minority interest in subsidiaries		17,005
Adjustment of securities of unconsolidated affiliates		(52,766)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2009		246,828
At September 30, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ R$ 32,899 (24,749 at 09/30/2009), of which the National Treasury Notes amount to R$ 26,672 (R$ 24,749 at 09/30/2009) with maturity between 181 and 365 days, and R$ 6,227 in Financial Treasury Bills, with maturity over 365 days.

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. In the carrying value, not considered in results, are the amounts of R$ 13,449 (R$ 16,604 at 09/30/2009) included at 09/30/2009, relating to market adjustment of the reclassified securities at December 31, 2003. Securitities classified under this type, if stated at market value, would present a positive adjustment of R$ 595,030 (R$ 403,366 at 09/30/2009) at September 30, 2010.

	09/30/2010								09/30/2009
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	2,824,536	92.0	-	2,865	135,968	51,545	76,778	2,557,380	2,583,010
National Treasury Notes (*)	2,595,189	84.5	-	-	135,968	-	-	2,459,221	2,340,945
Brazilian External Debt Bonds	229,347	7.5	-	2,865	-	51,545	76,778	98,159	242,065
GOVERNMENT SECURITIES - DOMESTIC - URUGUAY	16,151	0.5	-	-	142	-	-	16,009	16,964
CORPORATE SECURITIES	228,973	7.5	14,763	5,176	4,148	86,185	11,269	107,432	258,681
Eurobonds and other	174,514	5.7	-	-	2,019	86,185	-	86,310	209,308
Debentures	48,228	1.6	14,747	5,176	2,129	-	11,269	14,907	41,748
Quotas of funds - Fixed income	16	0,0	16	-	-	-	-	-	1
Securitized real estate loans (*)	6,215	0.2	-	-	-	-	-	6,215	7,436
Other	-	-	-	-	-	-	-	-	188
Total	3,069,660	100.0	14,763	8,041	140,258	137,730	88,047	2,680,821	2,858,655
% per maturity term			0.4%	0.3%	4.6%	4.5%	2.9%	87.3%
Total 09/30/2009	2,858,655	100.0	119	3,406	11,546	32,682	298,093	2,512,809
% per maturity term			0.0%	0.2%	0.4%	1.1%	10.4%	87.9%

(*)  Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1.890.766 (R$ 1.259.140 at 09/30/2009).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 09/30/2010	01/01 to 09/30/2009
Gain (loss) - Trading securities	64,236	1,022,505
Gain (loss) – Available-for-sale securities	361,524	324,296
Total realized gain	425,760	1,346,801
Adjustment to market value of trading securities	115,782	(120,691)
Total	541,542	1,226,110

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business  with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBovespa or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at September 30, 2010, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 8,470,678 (R$ 15,513,710 at September 30, 2009) and was basically composed of government securities.

I -	Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	09/30/2010	09/30/2009	09/30/2010	09/30/2010	09/30/2010	09/30/2009
Futures contracts	337,880,058	196,897,503	29,520	(11,368)	18,152	117,394
Purchase commitments	85,324,326	94,894,623	(89,173)	23,807	(65,366)	(41,116)
Foreign currency	10,730,486	4,206,487	(44,481)	489	(43,992)	(2,927)
Interbank market	54,968,183	83,382,343	(1,377)	7,550	6,173	(1,279)
Indices	16,675,882	6,669,056	(43,313)	1,670	(41,643)	(28,433)
Securities	2,471,584	578,393	-	(36)	(36)	(3)
Other	478,191	58,344	(2)	14,134	14,132	(8,474)
Commitments to sell	252,555,732	102,002,880	118,693	(35,175)	83,518	158,510
Foreign currency	8,559,005	14,091,703	15,385	(28,747)	(13,362)	10,984
Interbank market	83,742,062	62,176,146	7,267	34	7,301	7,536
Fixed rate	1,372,302	-	-	(6)	(6)	-
Indices	152,264,118	23,445,816	95,776	(2,749)	93,027	129,141
Securities	4,570,500	-	-	(16)	(16)	-
Other	2,047,745	2,289,215	265	(3,691)	(3,426)	10,849
Swap contracts			126,481	12,665	139,146	977,152
Asset position	66,205,809	81,227,999	2,146,926	789,187	2,936,113	3,280,613
Foreign currency	8,816,913	8,526,966	20,325	84,855	105,180	182,137
Interbank market	31,891,490	33,826,515	1,208,368	(4,892)	1,203,476	1,913,347
Fixed rate	10,297,232	19,346,183	253,531	362,015	615,546	358,839
Floating rate	1,182,195	6,757,409	-	-	-	589
Indices	13,925,411	11,999,961	661,300	346,695	1,007,995	818,542
Securities	3,021	14,131	1,388	35	1,423	5,801
Other	89,547	756,834	2,014	479	2,493	1,358
Liability position	66,079,328	80,207,810	(2,020,445)	(776,522)	(2,796,967)	(2,303,461)
Foreign currency	15,272,578	12,107,980	(292,013)	(35,226)	(327,239)	(288,395)
Interbank market	21,300,719	21,077,109	(922,062)	97,205	(824,857)	(733,833)
Fixed rate	6,374,622	17,617,625	(125,107)	(493,268)	(618,375)	(481,453)
Floating rate	4,543,072	13,846,479	(6,481)	752	(5,729)	(10,166)
Indices	18,401,779	14,702,797	(657,514)	(343,217)	(1,000,731)	(783,938)
Other	186,558	855,820	(17,268)	(2,768)	(20,036)	(5,676)
Option contracts	2,411,886,301	1,377,138,277	217,120	196,597	413,717	15,330
Purchase commitments – long position	648,922,728	453,889,168	1,137,214	(239,331)	897,883	882,986
Foreign currency	31,362,772	25,179,137	545,486	(86,073)	459,413	209,362
Interbank market	477,894,656	293,226,233	308,276	(139,729)	168,547	200,308
Floating rate	236,604	33,322	1,372	(699)	673	84
Indices	137,486,076	134,536,543	177,209	(56,710)	120,499	375,094
Securities	1,187,999	803,095	76,176	29,766	105,942	85,470
Other	754,621	110,838	28,695	14,114	42,809	12,668
Commitments to sell – long position	711,215,929	267,943,787	1,240,373	214,173	1,454,546	1,420,935
Foreign currency	18,023,990	16,541,202	506,111	140,522	646,633	516,158
Interbank market	587,135,669	154,907,306	138,339	47,145	185,484	159,177
Floating rate	92,673	-	272	189	461	-
Indices	103,827,378	94,960,017	97,875	(22,788)	75,087	340,589
Securities	1,747,618	1,308,084	485,875	56,367	542,242	376,883
Other	388,601	227,178	11,901	(7,262)	4,639	28,128
Purchase commitments – short position	425,663,770	341,033,653	(1,293,594)	350,303	(943,291)	(924,806)
Foreign currency	30,609,686	24,681,121	(729,281)	249,095	(480,186)	(262,658)
Interbank market	294,626,032	191,828,427	(111,975)	76,546	(35,429)	(196,589)
Indices	98,929,463	123,504,765	(377,069)	37,325	(339,744)	(437,024)
Securities	1,065,316	916,226	(43,835)	(4,991)	(48,826)	(21,832)
Other	433,273	103,114	(31,434)	(7,672)	(39,106)	(6,703)
Commitments to sell – short position	626,083,874	314,271,669	(866,873)	(128,548)	(995,421)	(1,363,785)
Foreign currency	24,409,149	21,162,428	(501,561)	(72,841)	(574,402)	(878,505)
Interbank market	497,015,060	189,577,854	(169,039)	(111,837)	(280,876)	(141,926)
Indices	103,150,600	103,184,048	(85,863)	12,373	(73,490)	(320,303)
Securities	1,324,912	191,508	(94,474)	33,161	(61,313)	(1,918)
Other	184,153	155,831	(15,936)	10,596	(5,340)	(21,133)
Forward contracts	4,198,059	1,563,600	954,994	1,201	956,195	542
Purchases receivable	1,720,959	297,902	1,622,896	(100)	1,622,796	297,694
Foreign currency	79,187	-	(18,342)	-	(18,342)	-
Fixed rate	1,189,787	174,691	1,189,196	16	1,189,212	174,726
Floating rate	451,985	123,006	452,042	(116)	451,926	122,957
Other	-	205	-	-	-	11
Purchases payable	-	885	(1,641,238)	100	(1,641,138)	(297,740)
Fixed rate	-	-	(1,189,196)	(16)	(1,189,212)	(174,726)
Floating rate	-	-	(452,042)	116	(451,926)	(122,957)
Other	-	885	-	-	-	(57)
Sales receivable	2,477,100	1,264,813	2,379,725	812	2,380,537	1,264,454
Foreign currency	79,187	-	-	-	-	-
Fixed rate	1,235,286	1,190,661	1,235,645	(308)	1,235,337	1,190,389
Floating rate	170,663	73,546	170,744	(81)	170,663	73,477
Other	991,964	606	973,336	1,201	974,537	588
Sales deliverable	-	-	(1,406,389)	389	(1,406,000)	(1,263,866)
Fixed rate	-	-	(1,235,645)	308	(1,235,337)	(1,190,389)
Floating rate	-	-	(170,744)	81	(170,663)	(73,477)
Credit derivatives	5,077,756	5,641,746	76,026	(7,445)	68,581	(101,436)
Asset position	1,928,965	3,185,191	224,118	(10,293)	213,825	22,782
Foreign currency	27,957	197,430	71	613	684	3,118
Fixed rate	1,730,688	2,954,838	224,103	(12,446)	211,657	17,947
Securities	149,481	10,365	(62)	1,285	1,223	623
Other	20,839	22,558	6	255	261	1,094
Liability position	3,148,791	2,456,555	(148,092)	2,848	(145,244)	(124,218)
Foreign currency	27,526	-	(66)	(570)	(636)	(3,004)
Fixed rate	2,936,818	2,406,555	(147,908)	4,737	(143,171)	(119,088)
Securities	163,608	-	(109)	(1,064)	(1,173)	(580)
Other	20,839	50,000	(9)	(255)	(264)	(1,546)

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	09/30/2010	09/30/2009	09/30/2010	09/30/2010	09/30/2010	09/30/2009
Forwards operations	20,416,765	12,710,194	96,487	1,433	97,920	(45,893)
Asset position	7,825,333	6,871,820	582,432	1,451	583,883	305,175
Foreing currency	6,282,153	6,172,672	223,002	-	223,002	272,243
Fixed rate	1,022,677	239,509	350,120	2,322	352,442	28,465
Floating rate	517,578	432,967	8,871	(871)	8,000	3,496
Indices	-	26,672	-	-	-	971
Other	2,925	-	439	-	439	-
Liability position	12,591,432	5,838,374	(485,945)	(18)	(485,963)	(351,068)
Foreing currency	12,231,422	5,231,692	(474,585)	(18)	(474,603)	(334,895)
Interbank market	15,915	1,632	(499)	-	(499)	(143)
Fixed rate	59,141	112,516	(6,292)	-	(6,292)	(13,506)
Floating rate	277,849	465,862	(3,301)	-	(3,301)	(1,773)
Indices	1,571	26,672	(90)	-	(90)	(751)
Other	5,534	-	(1,178)	-	(1,178)	-
Swap with target flow	286,262	2,617,827	(11,792)	(2,110)	(13,902)	(41,770)
Asset position	137,235	1,314,275	-	-	-	47,211
Foreing currency	-	606,589	-	-	-	1,278
Interbank market	137,235	602,491	-	-	-	45,933
Fixed rate	-	105,195	-	-	-	-
Liability position	149,027	1,303,552	(11,792)	(2,110)	(13,902)	(88,981)
Foreing currency	149,027	983,649	(11,792)	(2,110)	(13,902)	(59,138)
Interbank market	-	290,990	-	-	-	(29,288)
Fixed rate	-	28,913	-	-	-	(555)
Target flow of swap – foreign currency	1,313,749	3,746,618	130,165	241	130,406	48,589
Asset position	1,313,749	2,800,384	130,165	241	130,406	196,275
Foreing currency	1,313,749	2,795,090	130,165	241	130,406	196,275
Indices	-	5,294	-	-	-	-
Liability position – Foreign currency	-	946,234	-	-	-	(147,686)
Other derivative financial instruments (*)	16,245,467	12,757,277	52,226	(38,706)	13,520	56,271
Asset position	10,387,039	7,570,264	669,553	(7,059)	662,494	649,063
Foreing currency	7,421,868	4,939,085	414,327	21,241	435,568	578,167
Interbank market	-	745,908	-	-	-	302
Fixed rate	-	593	-	-	-	167
Other	2,965,171	1,884,678	255,226	(28,300)	226,926	70,427
Liability position	5,858,428	5,187,013	(617,327)	(31,647)	(648,974)	(592,792)
Foreing currency	5,371,352	4,318,202	(597,895)	(8,240)	(606,135)	(495,977)
Interbank market	-	765,525	-	-	-	(268)
Fixed rate	446	100,596	(485)	1	(484)	(96,397)
Other	486,630	2,690	(18,947)	(23,408)	(42,355)	(150)
		ASSETS	10,162,922	737,713	10,900,635	8,484,582
		LIABILITIES	(8,491,695)	(585,205)	(9,076,900)	(7,458,403)
		TOTAL	1,671,227	152,508	1,823,735	1,026,179
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2010	09/30/2009
Futures	47,378,091	220,781,213	17,361,605	52,359,149	337,880,058	196,897,503
Swaps	5,522,914	18,019,065	9,552,512	30,964,392	64,058,883	78,540,063
Options	871,612,897	1,301,489,093	211,641,906	27,142,405	2,411,886,301	1,377,138,277
Forwards	2,208,064	870,905	15,226	1,103,864	4,198,059	1,563,600
Credit derivatives	81,152	664,226	659,787	3,672,591	5,077,756	5,641,746
Forwards	7,280,725	9,163,778	2,762,790	1,209,472	20,416,765	12,710,194
Swaps with target flow	6,016	131,219	-	-	137,235	1,218,751
Target flow of swap	6,452	1,294,427	12,870	-	1,313,749	3,746,618
Other	2,225,707	6,747,758	3,430,002	3,842,000	16,245,467	12,757,277

At September 30, 2010, ITAÚ UNIBANCO HOLDING had derivative operations in the swap with target flow and target forward with 2 clients; these products not being totally exposed to an exchange rate of R$ 1.69 per dollar, for settlement at maturity. These clients have AA, A or B risk rating.

II -	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2010										09/30/2009
	Cost	Adjustment to market value (in results / stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS
Futures	29,520	(11,368)	18,152	0.2	(9,216)	44,133	1,054	9,360	(19,546)	(7,633)	117,394
BM&F Bovespa	29,520	(9,922)	19,598	0.2	(9,216)	45,677	667	9,324	(19,221)	(7,633)	107,072
Financial institutions	-	(1,446)	(1,446)	0,0	-	(1,544)	387	36	(325)	-	(306)
Companies	-	-	-	-	-	-	-	-	-	-	10,628
Option premiums	2,377,587	(25,158)	2,352,429	21.8	369,354	216,517	1,026,690	171,144	31,805	536,919	2,303,921
BM&F Bovespa	1,443,557	(139,957)	1,303,600	12.2	294,898	73,394	876,850	43,089	15,369	-	1,629,125
Financial institutions	383,503	42,489	425,992	3.9	31,665	135,847	114,634	121,439	15,935	6,472	233,490
Companies	549,810	72,098	621,908	5.7	42,280	6,858	35,206	6,616	501	530,447	441,306
Individuals	717	212	929	0,0	511	418	-	-	-	-	-
Forwards	4,002,621	712	4,003,333	36.7	2,207,519	765,610	70,126	15,165	152,476	792,437	1,562,148
BM&F Bovespa	973,337	1,200	974,537	8.9	119,546	783,952	70,126	913	-	-	588
Financial institutions	2,070,120	(489)	2,069,631	19.0	2,087,973	(18,342)	-	-	-	-	332,743
Companies	959,164	1	959,165	8.8	-	-	-	14,252	152,476	792,437	1,228,806
Individuals	-	-	-	-	-	-	-	-	-	-	11
Swaps – Adjustment receivable	2,146,926	789,187	2,936,113	26.9	139,238	308,816	513,275	287,511	903,955	783,318	3,280,613
BM&F Bovespa	187,964	103,656	291,620	2.7	552	8,391	8,669	28,972	113,219	131,817	275,414
Financial institutions	492,155	368,115	860,270	7.9	63,862	121,800	294,581	77,007	171,743	131,277	969,342
Companies	1,452,697	315,782	1,768,479	16.2	73,771	176,956	202,139	180,535	616,077	519,001	2,025,860
Individuals	14,110	1,634	15,744	0.1	1,053	1,669	7,886	997	2,916	1,223	9,997
Credit derivatives	224,118	(10,293)	213,825	1.9	95,179	42,183	72,360	826	861	2,416	22,782
Financial institutions	17,256	(3,969)	13,287	0.1	903	4,405	3,876	826	861	2,416	22,782
Companies	206,862	(6,324)	200,538	1.8	94,276	37,778	68,484	-	-	-	-
Forwards	582,432	1,451	583,883	5.3	69,760	265,439	193,011	43,073	5,408	7,192	305,175
Financial institutions	511,921	1,449	513,370	4.7	55,199	248,391	166,252	33,723	4,275	5,530	223,819
Companies	70,014	2	70,016	0.6	14,391	16,780	26,716	9,334	1,133	1,662	81,250
Individuals	497	-	497	0,0	170	268	43	16	-	-	106
Swaps with target flow	130,165	241	130,406	1.2	-	4	130,234	168	-	-	243,486
Swaps – companies	-	-	-	-	-	-	-	-	-	-	47,211
Target flow of Swap – Companies	130,165	241	130,406	1.2	-	4	130,234	168	-	-	196,275
Other	669,553	(7,059)	662,494	6.0	57,561	61,872	81,442	194,383	16,468	250,768	649,063
BM&F Bovespa	-	286	286	0,0	286	-	-	-	-	-	301
Financial institutions	440,674	(23,788)	416,886	3.8	7,721	5,137	6,480	140,307	6,882	250,359	201,843
Companies	227,672	16,538	244,210	2.2	49,554	55,623	74,962	54,076	9,586	409	446,919
Individuals	1,207	(95)	1,112	0,0	-	1,112	-	-	-	-	-
TOTAL	10,162,922	737,713	10,900,635	100.0	2,929,395	1,704,574	2,088,192	721,630	1,091,427	2,365,417	8,484,582
% per maturity term					26.9%	15.6%	19.2%	6.6%	10.0%	21.7%
Total – 09/30/2009	7,868,729	615,853	8,484,582	100.0	2,313,244	1,303,992	1,648,058	1,314,786	661,634	1,242,868
% per maturity term					27.3%	15.4%	19.4%	15.5%	7.8%	14.6%

	09/30/2010										09/30/2009
	Cost	Adjustment to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Option premiums	(2,160,467)	221,755	(1,938,712)	21.4	(248,422)	(270,557)	(924,209)	(361,303)	(130,135)	(4,086)	(2,288,591)
BM&F Bovespa	(1,561,725)	153,336	(1,408,389)	15.5	(224,205)	(139,992)	(757,255)	(184,393)	(102,216)	(328)	(1,772,048)
Financial institutions	(499,684)	40,468	(459,216)	5.1	(22,117)	(109,296)	(129,815)	(172,704)	(21,678)	(3,606)	(465,632)
Companies	(96,755)	27,915	(68,840)	0.8	(2,100)	(21,149)	(37,139)	(2,059)	(6,241)	(152)	(50,911)
Individuals	(2,303)	36	(2,267)	0,0	-	(120)	-	(2,147)	-	-	-
Forwards	(3,047,627)	489	(3,047,138)	33.6	(2,087,973)	-	-	(14,252)	(152,476)	(792,437)	(1,561,606)
Financial institutions	(2,088,463)	490	(2,087,973)	23.0	(2,087,973)	-	-	-	-	-	(332,743)
Companies	(959,164)	(1)	(959,165)	10.6	-	-	-	(14,252)	(152,476)	(792,437)	(1,228,806)
Individuals	-	-	-	-	-	-	-	-	-	-	(57)
Swaps – difference payable	(2,020,445)	(776,522)	(2,796,967)	30.8	(118,673)	(762,894)	(95,712)	(193,295)	(667,487)	(958,906)	(2,303,461)
BM&F Bovespa	(287,503)	(172,575)	(460,078)	5.1	(13,674)	(9,630)	(36,663)	(41,923)	(172,142)	(186,046)	(346,365)
Financial institutions	(415,871)	(577,437)	(993,308)	10.9	(41,263)	(34,722)	4,520	(90,631)	(214,311)	(616,901)	(875,547)
Companies	(1,253,570)	(52,001)	(1,305,571)	14.4	(63,511)	(717,145)	(52,757)	(44,917)	(272,102)	(155,139)	(1,028,862)
Individuals	(63,501)	25,491	(38,010)	0.4	(225)	(1,397)	(10,812)	(15,824)	(8,932)	(820)	(52,687)
Credit derivatives	(148,092)	2,848	(145,244)	1.6	(819)	(7,579)	(10,530)	(1,589)	(3,048)	(121,679)	(124,218)
Financial institutions	(148,070)	2,829	(145,241)	1.6	(819)	(7,579)	(10,527)	(1,589)	(3,048)	(121,679)	(124,182)
Companies	(22)	19	(3)	0,0	-	-	(3)	-	-	-	(36)
Forwards	(485,945)	(18)	(485,963)	5.3	(111,080)	(114,296)	(98,959)	(118,656)	(25,944)	(17,028)	(351,068)
BM&F Bovespa	(7)	-	(7)	0,0	-	-	(7)	-	-	-	-
Financial institutions	(364,426)	-	(364,426)	4.0	(68,399)	(89,362)	(76,268)	(93,760)	(21,509)	(15,128)	(108,501)
Companies	(120,797)	(18)	(120,815)	1.3	(42,681)	(24,911)	(22,684)	(24,645)	(4,354)	(1,540)	(241,579)
Individuals	(715)	-	(715)	0,0	-	(23)	-	(251)	(81)	(360)	(988)
Swaps with target flow	(11,792)	(2,110)	(13,902)	0.2	(93)	-	(13,809)	-	-	-	(236,667)
Swaps	(11,792)	(2,110)	(13,902)	0.2	(93)	-	(13,809)	-	-	-	(88,981)
Companies	(7)	(86)	(93)	0,0	(93)	-	-	-	-	-	(88,981)
Individuals	(11,785)	(2,024)	(13,809)	0.2	-	-	(13,809)	-	-	-	-
Target flow of swap – foreign currency	-	-	-	-	-	-	-	-	-	-	(147,686)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(32,994)
Companies	-	-	-	-	-	-	-	-	-	-	(114,692)
Other	(617,327)	(31,647)	(648,974)	7.1	(51,511)	(102,882)	(76,645)	(227,834)	(78,680)	(111,422)	(592,792)
BM&F Bovespa	-	(293)	(293)	0,0	(105)	(188)	-	-	-	-	(422)
Financial institutions	(205,098)	(57,463)	(262,561)	2.9	(1,411)	(20,852)	(19,253)	(110,697)	(4,699)	(105,649)	(113,458)
Companies	(411,744)	26,108	(385,636)	4.2	(49,546)	(81,842)	(57,357)	(117,137)	(73,981)	(5,773)	(418,867)
Individuals	(485)	1	(484)	0,0	(449)	-	(35)	-	-	-	(60,045)
TOTAL	(8,491,695)	(585,205)	(9,076,900)	100.0	(2,618,571)	(1,258,208)	(1,219,864)	(916,929)	(1,057,770)	(2,005,558)	(7,458,403)
% per maturity term					28.8%	13.9%	13.4%	10.1%	11.7%	22.1%
Total – 09/30/2009	(6,704,725)	(753,678)	(7,458,403)	100.0	(2,222,490)	(1,228,773)	(1,255,194)	(855,677)	(813,505)	(1,082,764)
% per maturity term					29.8%	16.5%	16.8%	11.5%	10.9%	14.5%

In ITAÚ UNIBANCO HOLDING recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ (2,596) in liability position (R$ (881) at 09/30//2009), distributed as follows: R$ (2,596) from 31 to 180 days (R$ (25) at 09/30//2009), (R$ (25) at 09/30//2009) from 181 to 365 day,  and (R$ (831) over 365 days at 09/30//2009).

III-	Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2010
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Swap with target flow	Target flow of swap	Other
BM&F Bovespa	196,407,502	13,233,042	2,371,167,129	991,966	-	4,115	-	-	54,125
Over-the-counter market	141,472,556	50,825,841	40,719,172	3,206,093	5,077,756	20,412,650	137,235	1,313,749	16,191,342
Financial institutions	141,472,556	22,934,285	36,310,642	2,246,346	4,311,978	16,158,290	-	-	4,218,958
Companies	-	26,816,110	4,293,809	959,747	765,778	4,225,023	6,016	1,313,749	11,967,447
Individuals	-	1,075,446	114,721	-	-	29,337	131,219	-	4,937
Total	337,880,058	64,058,883	2,411,886,301	4,198,059	5,077,756	20,416,765	137,235	1,313,749	16,245,467
Total – 09/30/2009	196,897,503	78,540,063	1,377,138,277	1,563,600	5,641,746	12,710,194	1,218,751	3,746,618	12,757,277

IV -	Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit Risk Amount
	09/30/2010	09/30/2009
Transferred	(2,018,605)	(2,331,167)
Credit swaps whose underlying assets are:
Securities	(2,018,605)	(1,165,992)
Total return swaps whose underlying assets are:
Securities	-	(1,165,175)
Received	3,059,153	2,686,908
Credit swaps whose underlying assets are:
Securities	3,050,968	2,686,908
Total return swaps whose underlying assets are:
Securities	8,185	-
Total	1,040,548	355,741

During the period, there was no occurrence of credit event related to those set forth in agreements.
According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 170,950 at September 30, 2010  (R$ 139,366 at September 30, 2009).

V -	Accounting hedge

a)
The purpose of the hedge relationship of the subsidiary ITAÚ UNIBANCO is to protect the cash flow of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at September 30, 2009 ITAÚSA CONSOLIDATED negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2009 and 2017 in the amount of R$ 23,729,450 (R$ 10,099,463 at 09/302009). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at September 30, 2009 ITAÚ UNIBANCO HOLDING negotiated SWAP contracts with maturity in 2015 in the amount of R$ 665,943 (R$ 698,921 at 09/30/2009). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of (R$ 80,064) (R$ (170,867) at 09/30/2009), of which (R$ (49,807) R$ (158,850) at 09/30/2009), refers to CDB and R$ (30,257) (R$ 12,017 at 09/30/2009) refers to Redeemable Preferred shares. The hedged items total R$ 24,927,277 (R$ 10,366,649 at 09/30/2009), of which R$ 24,261,334 (R$ 9,667,728 at 09/30/2009) are CDB with maturities between 2010 and 2017 and R$ 665,943 (R$ 698,921 at 09/30/2009) are SWAPS of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect be reclassified from Stockholders’ Equity into Results in the following 12 months amount to R$ 81,845 (R$ 116,567 at 09/30/2009).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 179,615 (R$ 603,612 at 09/30/2009) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 09/30/2010	01/01 to 09/30/2009
Swap	116,370	1,836,657
Forwards	25,173	(524,939)
Futures	1,078,011	6,497,700
Options	375,630	425,248
Credit derivatives	48,542	75,691
Foreign exchange variation on investments abroad	(770,682)	(4,659,887)
Other	(222,612)	(158,306)
Total	650,432	3,492,164

i)	Changes in adjustment to market value for the period

	01/01 to	01/01 to
	09/30/2010	09/30/2009
Opening balance	608,422	(2,799,446)
Adjustments with impact on:
Results	302,188	2,573,210
Trading securities	115,782	(120,691)
Derivative financial instruments	186,406	2,693,901
Stockholders’ equity	297,445	855,403
Available-for-sale	288,896	872,841
Accounting hedge - Derivative financial instruments	8,549	(17,438)
Futures	56,304	(17,438)
Swap	(47,755)	-

Closing balance	1,208,055	629,167
Adjustment to market value	1,208,055	629,167
Trading securities	440,776	330,637
Available-for-sale securities	704,756	713,484
Derivative financial instruments	62,523	(414,954)
Trading securities	207,173	(137,825)
Accounting hedge	(144,650)	(277,129)
Futures	(89,985)	(258,925)
Swap	(54,665)	(18,204)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	09/30/2010	09/30/2009
Adjustment of available-for-sale securities – stockholders’ equity	704,756	713,484
Adjustment to held-to-maturity securities (*)	608,479	419,970
Total unrealized gain	1,313,235	1,133,454

(*)	Includes the amount of R$ 13,449 (R$ 16,604 at 09/30/2009) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

				Amounts in R$ (000)
		09/30/2010 (*)
Tradíng portfolio		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in reais	(500)	(12,426)	(24,721)
Foreign exchange coupons	Rates of foreign exchange coupon	40	(734)	(936)
Foreign currency	Exchange variation	3,781	(94,515)	(189,030)
Price indices	Rates of price indices coupon	(535)	(13,230)	(26,178)
Long-term interest rate	Rates of TJLP coupon	85	(2,150)	(4,249)
Reference rate	Rates of TR coupon	325	(8,200)	(16,510)
Variable income	Share price	7,820	(195,505)	(391,010)
	Total without correlation	11,016	(326,760)	(652,634)
	Total with correlation	7,158	(212,329)	(424,081)

(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

				Amounts in R$ (000)
		09/30/2010 (*)
Trading and Banking portfolio Exposures		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in reais	(3,418)	(85,153)	(169,721)
Foreign exchange coupons	Rates of foreign exchange coupon	1,765	(45,542)	(94,037)
Foreign currency	Exchange variation	6,252	(156,301)	(312,603)
Price indices	Rates of price indices coupon	(1,335)	(33,076)	(65,548)
Long-term interest rate	Rates of TJLP coupon	83	(2,194)	(4,337)
Reference rate	Rates of TR coupon	65	(13,805)	(27,710)
Variable income	Share price	8,241	(206,036)	(412,072)
	Total without correlation	11,653	(542,107)	(1,086,027)
	Total with correlation	7,572	(352,261)	(705,701)

(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc);

Scenario II: Shocks at approximately 25% in the portfolio of September 30, 2009, considering the largest resulting losses per risk factor;

Scenario III: Shocks at approximately 50% in the portfolio of September 30, 2009, considering the largest resulting losses per risk factor.

All derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING S.A. are shown in Note 7.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2010										09/30/2009
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	41,963,399	94,542,765	35,688,901	11,272,827	7,043,276	3,395,479	1,983,783	1,223,791	6,498,740	203,612,961	157,378,959
Loans and discounted trade receivables	21,016,528	43,397,467	23,045,745	8,943,489	6,405,406	2,864,931	1,776,130	1,072,200	5,925,149	114,447,045	99,193,601
Financing	15,714,663	39,007,254	10,851,171	2,020,652	428,766	299,785	170,840	115,263	472,877	69,081,271	43,258,031
Farming and agribusiness financing	1,876,662	2,172,762	939,980	61,508	79,468	99,791	3,560	1,889	32,937	5,268,557	4,928,730
Real estate financing	3,355,546	9,965,282	852,005	247,178	129,636	130,972	33,253	34,439	67,777	14,816,088	9,998,597
Lease operations	1,851,909	27,575,715	5,162,249	2,487,070	989,716	485,877	357,931	307,908	1,129,845	40,348,220	48,428,264
Credit card operations	-	11,841,741	10,659,719	2,437,064	2,239,708	672,888	417,659	360,489	2,615,923	31,245,191	26,013,935
Advance on exchange contracts (1)	776,916	1,428,159	740,977	176,145	52,023	39,941	39,266	110	18,819	3,272,356	4,936,287
Other sundry receivables (2)	15,045	81,349	342,294	16,804	12,421	1,980	1,340	1,682	83,173	556,088	341,887
Total operations with credit granting characteristics	44,607,269	135,469,729	52,594,140	16,389,910	10,337,144	4,596,165	2,799,979	1,893,980	10,346,500	279,034,816	237,099,332
Endorsements and sureties (3)										34,154,632	31,594,253
Total with endorsements and sureties	44,607,269	135,469,729	52,594,140	16,389,910	10,337,144	4,596,165	2,799,979	1,893,980	10,346,500	313,189,448	268,693,585
Total – 09/30/2009	35,269,634	111,687,620	45,737,598	14,762,212	8,963,073	4,533,960	2,640,263	1,920,021	11,584,951	237,099,332

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

II - By maturity and risk level

	09/30/2010										09/30/2009
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	2,488,274	2,104,619	1,565,649	1,170,668	1,047,634	579,860	2,523,714	11,480,418	11,900,857
01 to 30	-	-	111,317	103,038	90,745	62,008	48,862	38,673	184,382	639,025	708,580
31 to 60	-	-	95,874	92,006	76,598	54,731	43,214	32,454	147,061	541,938	598,557
61 to 90	-	-	100,859	93,165	77,346	56,642	42,869	32,823	146,153	549,857	603,332
91 to 180	-	-	299,994	260,944	211,386	152,654	115,153	89,920	394,772	1,524,823	1,661,010
181 to 365	-	-	495,599	452,962	335,958	255,257	187,759	145,574	602,586	2,475,695	2,705,580
Over 365	-	-	1,384,631	1,102,504	773,616	589,376	609,777	240,416	1,048,760	5,749,080	5,623,798
Overdue installments	-	-	438,779	586,837	1,091,278	982,737	839,809	822,996	5,626,873	10,389,309	12,395,886
01 to 14	-	-	21,771	49,811	35,691	44,424	21,746	14,663	70,052	258,158	254,060
15 to 30	-	-	379,206	143,718	315,539	81,362	48,384	33,038	152,218	1,153,465	1,350,830
31 to 60	-	-	37,802	363,001	326,110	176,146	93,069	59,335	265,336	1,320,799	1,475,529
61 to 90	-	-	-	21,089	377,523	133,810	121,400	69,344	260,969	984,135	1,256,282
91 to 180	-	-	-	9,218	36,415	509,099	503,596	588,128	1,189,281	2,835,737	3,476,641
181 to 365	-	-	-	-	-	37,896	51,614	58,488	3,478,549	3,626,547	4,403,816
Over 365	-	-	-	-	-	-	-	-	210,468	210,468	178,728
SUBTOTAL	-	-	2,927,053	2,691,456	2,656,927	2,153,405	1,887,443	1,402,856	8,150,587	21,869,727	24,296,743
SPECIFIC ALLOWANCE	-	-	(29,270)	(80,743)	(265,693)	(646,022)	(943,722)	(981,999)	(8,150,587)	(11,098,036)	(12,817,853)
SUBTOTAL - 09/30/2009	-	-	3,455,047	2,828,396	2,549,248	2,339,349	1,805,541	1,600,703	9,718,459	24,296,743

	NON-OVERDUE OPERATIONS
Falling due installments	44,510,069	134,932,404	49,189,044	13,504,429	7,458,156	2,388,437	891,119	483,514	2,144,847	255,502,019	211,011,876
01 to 30	5,121,493	15,221,893	11,992,163	4,104,743	2,248,401	441,149	225,379	169,222	565,877	40,090,320	39,264,099
31 to 60	2,909,133	10,470,576	5,521,951	1,443,533	745,372	150,852	76,903	31,412	237,805	21,587,537	18,693,193
61 to 90	3,085,473	7,464,526	4,168,153	1,215,620	514,429	118,139	41,034	22,403	123,098	16,752,875	15,229,477
91 to 180	5,150,002	15,206,368	6,506,714	1,457,168	843,447	277,775	117,147	30,236	243,866	29,832,723	25,250,492
181 to 365	5,733,085	21,239,168	7,245,772	1,710,864	1,010,627	329,004	141,125	40,390	306,669	37,756,704	32,740,268
Over 365	22,510,883	65,329,873	13,754,291	3,572,501	2,095,880	1,071,518	289,531	189,851	667,532	109,481,860	79,834,347
Overdue up to 14 days	97,200	537,325	478,043	194,025	222,061	54,323	21,417	7,610	51,066	1,663,070	1,790,713
SUBTOTAL	44,607,269	135,469,729	49,667,087	13,698,454	7,680,217	2,442,760	912,536	491,124	2,195,913	257,165,089	212,802,589
GENERIC ALLOWANCE	-	(677,349)	(496,671)	(410,954)	(768,021)	(732,828)	(456,268)	(343,787)	(2,195,913)	(6,081,791)	(5,146,420)
SUBTOTAL - 09/30/2009	35,269,634	111,687,620	42,282,551	11,933,816	6,413,825	2,194,611	834,722	319,318	1,866,492	212,802,589
GRAND TOTAL	44,607,269	135,469,729	52,594,140	16,389,910	10,337,144	4,596,165	2,799,979	1,893,980	10,346,500	279,034,816	237,099,332
EXISTING ALLOWANCE	-	(677,349)	(1,371,397)	(1,637,352)	(3,100,109)	(2,297,623)	(1,959,706)	(1,893,791)	(10,346,500)	(23,283,827)	(24,068,273)
Minimum allowance required (3)	-	(677,349)	(525,941)	(491,697)	(1,033,714)	(1,378,850)	(1,399,990)	(1,325,786)	(10,346,500)	(17,179,827)	(17,964,273)
Additional allowance (4)	-	-	(845,456)	(1,145,655)	(2,066,395)	(918,773)	(559,716)	(568,005)	-	(6,104,000)	(6,104,000)
GRAND TOTAL 09/30/2009	35,269,634	111,687,620	45,737,598	14,762,212	8,963,073	4,533,960	2,640,263	1,920,021	11,584,951	237,099,332
EXISTING ALLOWANCE	-	(918,721)	(1,367,554)	(1,474,745)	(2,688,025)	(2,266,527)	(1,847,921)	(1,919,829)	(11,584,951)	(24,068,273)
Minimum allowance required (3)	-	(558,438)	(457,376)	(442,866)	(896,307)	(1,360,188)	(1,320,132)	(1,344,015)	(11,584,951)	(17,964,273)
Additional allowance (4)	-	(360,283)	(910,178)	(1,031,879)	(1,791,718)	(906,339)	(527,789)	(575,814)	-	(6,104,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 14,231,336 (R$ 16,639,451 at 09/30/2009);
(3)
The policy of not using "AA" for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN's request, it is classified into risk level to show the additional amounts found calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

III – By business sector

	09/30/2010%		09/30/2009%
PUBLIC SECTOR	1,423,049	0.5	1,486,427	0.6
Generation, transmission and distribution of electric energy	649,446	0.2	876,812	0.4
Chemical and petrochemical	301,988	0.1	166,320	0.1
Other	471,615	0.2	443,295	0.2
PRIVATE SECTOR	277,611,767	99.5	235,612,905	99.4
COMPANIES	152,795,579	54.8	128,043,302	54.0
INDUSTRY AND COMMERCE	79,315,418	28.4	67,598,779	28.5
Food and beverage	13,405,968	4.8	10,722,940	4.5
Autoparts and accessories	3,568,298	1.3	2,531,191	1.1
Agribusiness capital assets	793,234	0.3	671,833	0.3
Industrial capital assets	4,694,063	1.7	3,771,061	1.6
Pulp and paper	2,261,346	0.8	1,807,861	0.8
Distribution of fuels	1,777,394	0.6	1,578,025	0.7
Electrical and electronic	6,345,096	2.3	5,427,479	2.3
Pharmaceuticals	1,806,438	0.6	1,567,394	0.7
Fertilizers, insecticides and crop protection	1,244,590	0.4	1,409,618	0.6
Tobacco	473,006	0.2	534,234	0.2
Import and export	1,700,023	0.6	1,559,009	0.7
Hospital care materials and equipment	878,414	0.3	680,852	0.3
Construction material	4,220,424	1.5	3,278,437	1.4
Steel and metallurgy	6,224,427	2.2	6,360,202	2.7
Wood and furniture	2,581,537	0.9	2,335,818	1.0
Chemical and petrochemical	5,590,130	2.0	5,110,302	2.2
Supermarkets	1,004,776	0.4	1,006,068	0.4
Light and heavy vehicles	5,793,034	2.1	5,458,407	2.3
Clothing	6,962,277	2.5	5,438,869	2.3
Other - Commerce	4,642,321	1.7	3,478,940	1.5
Other - Industry	3,348,622	1.2	2,870,239	1.2
SERVICES	57,543,933	20.6	46,090,886	19.4
Heavy construction (constructors)	3,297,010	1.2	2,952,008	1.2
Financial	5,827,962	2.1	3,732,047	1.6
Generation, transmission and distribution of electric energy	5,367,663	1.9	5,675,134	2.4
Holding company	3,188,169	1.1	2,962,751	1.2
Real estate agents	8,912,495	3.2	6,393,073	2.7
Media	2,510,269	0.9	2,291,268	1.0
Service companies	4,046,874	1.5	2,970,850	1.3
Health care	1,549,605	0.6	1,244,393	0.5
Telecommunications	792,166	0.3	1,208,221	0.5
Transportation	11,602,885	4.2	9,737,555	4.1
Other services	10,448,835	3.7	6,923,586	2.9
PRIMARY SECTOR	13,742,510	4.9	13,175,718	5.6
Agribusiness	11,458,928	4.1	11,368,652	4.8
Mining	2,283,582	0.8	1,807,066	0.8
OTHER COMPANIES	2,193,718	0.8	1,177,919	0.5
INDIVIDUALS	124,816,188	44.6	107,569,603	45.4
Credit cards	30,992,638	11.1	25,775,281	10.9
Consumer loans/overdraft	27,001,263	9.7	24,054,243	10.1
Real estate financing	9,555,098	3.4	7,069,546	3.0
Vehicles	57,267,189	20.5	50,670,533	21.4

GRAND TOTAL	279,034,816	100.0	237,099,332	100.0

b)	Credit concentration

	09/30/2010		09/30/2009
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	2,112,908	0.7	2,408,762	0.9
20 largest debtors	27,499,407	9.0	24,765,087	9.2
50 largest debtors	45,665,894	15.1	41,078,059	15.3
100 largest debtors	60,646,167	19.9	55,778,926	20.8

	09/30/2010		09/30/2009
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,283,282	1.2	3,847,132	1.3
20 largest debtors	43,126,619	12.2	37,121,470	12.4
50 largest debtors	68,220,263	19.5	59,741,281	19.9
100 largest debtors	87,911,733	25.1	80,244,351	26.7

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	09/30/2010	09/30/2009
Opening balance	(24,051,873)	(19,972,155)
Net increase for the period	(11,954,420)	(12,382,541)
Required by Resolution No. 2,682/99	(11,954,420)	(14,069,541)
Additional (3)	-	1,687,000
Write-Off	12,722,466	8,286,423
Closing balance	(23,283,827)	(24,068,273)
Specific allowance (1)	(11,098,036)	(12,817,853)
Generic allowance (2)	(6,081,791)	(5,146,420)
Additional allowance (3)	(6,104,000)	(6,104,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)
Refers to the provision in excess of the minimum required by CMN Resolution No.2,682, of December 12, 1999, recognized within the prudential criteria adopted by management in accordance with good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal of the economic cycle.

As from December 31, 2008, considering the economic scenario and the uncertainties related to it, the criteria for recognition of the additional allowance for loan losses were revised, including the portion related to risks associated to a more pessimistic scenario. Over 2009, the effects of the crisis were partially consummated, giving rise to an increase in the required regulatory allowance  and reduction in the additional allowances for loan losses regarding the portfolio.

At September 30, 2010, the balance of the allowance in relation to the loan portfolio is equivalent to 8.3% (10.2% at 09/30/2009).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	09/30/2010	09/30/2009
Expenses for allowance for loan losses	(11,954,420)	(12,382,541)
Income from recovery of credits written off as loss	2,946,276	1,440,205
Result of allowance for loan losses	(9,008,144)	(10,942,336)

II -	Renegotiated credits

	09/30/2010	09/30/2009
Renegotiated credits	8,514,497	7,277,785
Allowance for loan losses	(4,048,779)	(3,855,718)
(%)	47.6	53.0

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	09/30/2010			01/01 to 09/30/2010
	31 - 180	Over 365	Total	Income (expenses)
Restricted operations on assets
Loan operations	814	156,753	157,567	596
Liabilities - restricted operations on assets
Foreign borrowings through securities	806	156,753	157,559	597
Net revenue from restricted operations				1,193

At 09/30/2010, there were no balances in default.

f)	Sales operations or transfers of financial assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 38,560, composed exclusively of loan operations and receivables assigned with joint obligation.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	09/30/2010	09/30/2009
ASSETS – OTHER RECEIVABLES	20,570,549	35,722,645
Exchange purchase pending settlement – foreign currency	10,578,019	21,138,359
Bills of exchange and term documents – foreign currency	507	952
Exchange sale rights – local currency	10,474,794	14,906,180
(Advances received) – local currency	(482,771)	(322,846)
LIABILITIES – OTHER LIABILITIES (Note 2a)	21,398,733	36,721,988
Exchange sales pending settlement – foreign currency	10,406,177	15,819,821
Liabilities from purchase of foreign currency – local currency	10,987,996	20,897,773
Other	4,560	4,394
MEMORANDUM ACCOUNTS	500,428	381,844
Outstanding import credits – foreign currency	474,912	342,561
Confirmed export credits – foreign currency	25,516	39,283

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)	Summary

	09/30/2010						09/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	101,225,589	13,923,586	13,816,012	65,951,463	194,916,650	43.2	189,089,392	48.5
Deposits received under securities repurchase agreements	56,429,962	16,980,704	13,972,800	68,252,613	155,636,079	34.5	126,664,456	32.4
Funds from acceptances and issuance of securities	4,651,467	8,585,692	2,088,451	8,053,711	23,379,321	5.2	18,537,605	4.7
Borrowings and onlending	2,373,856	7,271,064	8,829,120	24,785,011	43,259,051	9.6	32,808,084	8.4
Subordinated debt (2)	61,127	9,110	892,817	32,720,415	33,683,469	7.5	23,471,568	6.0
TOTAL	164,742,001	46,770,156	39,599,200	199,763,213	450,874,570		390,571,105
% per maturity term	36.5	10.4	8.8	44.3
TOTAL – 09/30/2009	155,182,245	42,686,709	29,677,409	163,024,742	390,571,105
% per maturity term	39.7	10.9	7.6	41.8

(1)	Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to the payment orders receivable abroad;
(2)	Includes R$ 665,973 (R$ 698,957 at 09/30/2009) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	09/30/2010						09/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	28,055,643	-	-	-	28,055,643	14.4	22,707,717	12.0
Savings accounts	54,874,272	-	-	-	54,874,272	28.2	44,146,423	23.3
Interbank	426,577	486,765	288,867	90,515	1,292,724	0.7	2,231,691	1.2
Time deposits	16,872,322	13,436,821	13,527,145	65,860,948	109,697,236	56.3	118,969,314	63.0
Other deposits	996,775	-	-	-	996,775	0.5	1,034,247	0.5
TOTAL	101,225,589	13,923,586	13,816,012	65,951,463	194,916,650		189,089,392
% per maturity term	51.9	7.1	7.1	33.8
TOTAL – 09/30/2009	87,280,017	15,823,478	11,654,821	74,331,076	189,089,392
% per maturity term	46.1	8.4	6.2	39.3

At September 30, 2010, ITAÚ UNIBANCO’s portfolio is composed of interbank deposits in the amount of R$ 3,260,392 (R$ 880,795 at September 30, 2009) with maturity over 365 days.

c)	Deposits received under securities repurchase agreements

	09/30/2010						09/30/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	16,981,230	16,444,853	13,734,313	57,577,240	104,737,636	67.3	68,870,686	54.4
Government securities	8,468,726	330,512	9,072	4,511	8,812,821	5.7	6,029,555	4.8
Private securities	-	-	108,596	-	108,596	0.1	-	0.0
Own issue	2,778,280	16,069,319	13,608,054	57,336,553	89,792,206	57.6	59,952,498	47.3
Foreign	5,734,224	45,022	8,591	236,176	6,024,013	3.9	2,888,633	2.3
Third-party portfolio	39,308,732	-	22,403	123,614	39,454,749	25.4	53,635,820	42.3
Free portfolio	140,000	535,851	216,084	10,551,759	11,443,694	7.4	4,157,950	3.3
TOTAL	56,429,962	16,980,704	13,972,800	68,252,613	155,636,079		126,664,456
% per maturity term	36.3	10.9	9.0	43.8
TOTAL – 09/30/2009	63,797,223	11,450,865	10,930,236	40,486,132	126,664,456
% per maturity term	50.4	9.0	8.6	32.0

d)	Funds from acceptance and issuance of securities

	09/30/2010						09/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
FUNDS FROM BILLS:	2,598,361	7,180,484	642,705	1,033,738	11,455,288	49.0	9,174,601	49.5
Bills of real estate loans	809,927	6,279,969	126,982	94,600	7,311,478	31.3	6,225,168	33.6
Bills of credit related to agribusiness	1,768,790	871,333	489,401	116,101	3,245,625	13.9	2,439,966	13.2
Financial bills	-	-	-	555,074	555,074	2.4	-	-
Mortgage notes	10,258	12,514	26,322	267,963	317,057	1.3	509,467	2.7
Bills of exchange	9,386	16,668	-	-	26,054	0.1	-	-
DEBENTURES	1,149,147	322,133	51,390	1,106,433	2,629,103	11.2	2,888,706	15.6
FOREIGN BORROWINGS AND SECURITIES	903,959	1,083,075	1,394,356	5,913,540	9,294,930	39.8	6,474,298	34.9
Trade Related – Issued abroad - Structure Note Issued	78,015	410,107	396,810	744,270	1,629,202	7.0	771,287	4.1
Non-Trade Related	825,944	672,968	997,546	5,169,270	7,665,728	32.8	5,703,011	30.8
Issued abroad	825,944	672,968	997,546	5,169,270	7,665,728	32.8	5,703,011	30.8
Brazil Risk Note Programme	87,928	269,873	345,090	3,128,539	3,831,430	16.4	2,419,223	13.1
Fixed Rate Notes	515,050	28,763	564,759	444,260	1,552,832	6.6	1,086,052	5.9
Euro Medium Term Note Programme	16	515	19,953	505,185	525,669	2.3	1,014,266	5.5
Eurobonds	5,185	6,549	-	701,226	712,960	3.0	121,844	0.7
Euro Certificates of Deposits	209,599	365,824	63,394	26,290	665,107	2.9	654,922	3.5
Medium Term Note	268	991	41	142,801	144,101	0.6	194,121	1.0
Structure Note Issued	7,898	453	3,214	220,969	232,534	1.0	-	-
Other	-	-	1,095	-	1,095	0.0	212,583	1.1
TOTAL	4,651,467	8,585,692	2,088,451	8,053,711	23,379,321		18,537,605
% per maturity term	19.9	36.7	8.9	34.4
TOTAL – 09/30/2009	2,131,716	7,024,990	1,813,342	7,567,557	18,537,605
% per maturity term	11.5	37.9	9.8	40.8

e)	Borrowings and onlending

	09/30/2010						09/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	1,761,687	4,441,338	5,362,366	2,831,609	14,397,000	33.3	12,146,646	37.0
Domestic	634,480	765,747	371,169	56,094	1,827,490	4.2	738,198	2.2
Foreign (*)	1,127,207	3,675,591	4,991,197	2,775,515	12,569,510	29.1	11,408,448	34.8
ONLENDING	612,169	2,829,726	3,466,754	21,953,402	28,862,051	66.7	20,661,438	63.0
Domestic – official institutions	612,169	2,823,833	3,461,809	21,884,366	28,782,177	66.5	20,391,819	62.2
BNDES	244,333	1,019,410	1,322,800	7,555,065	10,141,608	23.4	9,608,599	29.3
FINAME	362,082	1,700,308	2,077,134	14,006,488	18,146,012	41.9	10,207,460	31.1
Other	5,754	104,115	61,875	322,813	494,557	1.1	575,760	1.8
Foreign	-	5,893	4,945	69,036	79,874	0.2	269,619	0.8
TOTAL	2,373,856	7,271,064	8,829,120	24,785,011	43,259,051		32,808,084
% per maturity term	5.5	16.8	20.4	57.3
TOTAL – 09/30/2009	1,959,968	7,226,063	5,278,974	18,343,079	32,808,084
% per maturity term	6.0	22.0	16.1	55.9

(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	09/30/2010						09/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	-	25,158,257	25,158,257	74.7	20,867,529	88.9
Financial bills	-	-	-	2,395,186	2,395,186	7.1	-	-
Euronotes	48,435	9,110	893,608	3,386,473	4,337,626	12.9	899,943	3.8
Bonds	-	-	-	303,598	303,598	0.9	128,567	0.5
Eurobonds	12,692	-	-	847,100	859,792	2.6	902,371	3.8
(-) Transaction costs incurred (Note 4b)	-	-	(822)	(36,141)	(36,963)	(0.1)	(25,799)	(0.1)
TOTAL OTHER LIABILITIES	61,127	9,110	892,786	32,054,473	33,017,496		22,772,611
Redeemable preferred shares	-	-	31.0	665,942	665,973	2.0	698,957	3.1
GRAND TOTAL	61,127	9,110	892,817	32,720,415	33,683,469		23,471,568
% per maturity term	0.2	0.0	2.7	97.1
TOTAL – 09/30/2009	13,321	1,161,313	36	22,296,898	23,471,568
% per maturity term	0.1	4.9	0.0	95.0

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406,000
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	160,850
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130,000
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200,000
Subordinated CDB	December 2002	December 2012	102% of CDI	20,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB	1st quarter 2008	1st quarter 2013	CDI + 0.60%	817,310
Subordinated CDB	2nd quarter 2008	2nd quarter 2013	106% of CDI	29,000
Subordinated CDB	2nd quarter 2008	2nd quarter 2013	107% of CDI	19,401
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10,000
Preferred shares	December 2002	March 2015	3.04%	1,388,841
Subordinated CDB	January 2010	November 2015	113% of CDI	50,000
Subordinated CDB	December 2005	December 2015	1.42%	193,834
Subordinated CDB	3rd quarter 2008	3rd quarter 2015	119.8% of CDI	400,000
Subordinated CDB	January 2010	January 2016	114% of CDI	500,000
Subordinated CDB	1st quarter 2010	1st quarter 2016	110% of CDI	82,880
Subordinated CDB	1st quarter 2010	1st quarter 2016	111% of CDI	33,400
Subordinated CDB	1st quarter 2010	1st quarter 2016	113% of CDI	2,102,988
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122,500
Subordinated financial bills	August 2010	August 2016	100% of CDI + 1.36%	365,000
Subordinated financial bills	September 2010	September 2016	112.5% of CDI	15,600
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated financial bills	3rd quarter 2010	3rd quarter 2016	112% of CDI	1,808,400
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	366,830
Subordinated financial bills	September 2010	September 2017	IPCA + 7.2%	160,000
Subordinated financial bills	September 2010	September 2017	IPCA + 7.0%	20,000
Subordinated euronotes	April 2010	April 2020	6.20%	1,730,600
Subordinated euronotes	September 2010	January 2021	5.75%	1,694,200
Subordinated bonds	April 2008	April 2033	3.50%	73,361
Subordinated bonds	October 2008	October 2033	4.50%	67,766
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (2)	July 2005	Not determined	8.70%	1,195,250

(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

At September 30, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity from 0 to 30 days in the amount of R$ 48,435, from 91 to 180 in the amount of R$ 2,165, and over 365 days in the amount of R$ 3,364,059, totaling R$ 3,414,659.

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Mathematical provision of benefits to be granted and benefits granted	31,994	33,614	47,688,627	40,106,418	-	-	47,720,621	40,140,032
Unearned premiums	3,443,351	3,258,870	-	-	-	-	3,443,351	3,258,870
Unsettled claims	2,445,063	2,217,895	-	-	-	-	2,445,063	2,217,895
Financial surplus	1,749	2,214	473,874	446,323	-	-	475,623	448,537
IBNR	705,732	732,646	12,960	12,557	-	-	718,692	745,203
Financial variation	458	494	124,492	110,475	-	-	124,950	110,969
Premium deficiency	263,453	167,342	-	-	-	-	263,453	167,342
Insufficient contribution	-	-	548,756	438,884	-	-	548,756	438,884
Mathematical provision for redemptions	-	-	-	-	2,433,861	2,133,720	2,433,861	2,133,720
Raffle contingency	-	-	-	-	21,709	36,489	21,709	36,489
Other	75,831	71,695	189,336	184,123	28,277	23,895	293,444	279,713
TOTAL	6,967,631	6,484,770	49,038,045	41,298,780	2,483,847	2,194,104	58,489,523	49,977,654

b)	Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Interbank investments – money market	1,421,155	986,616	947,414	1,003,502	1,164,720	832,985	3,533,289	2,823,103
Securities and derivative financial instruments	2,700,305	2,959,487	48,143,031	40,311,622	1,360,774	1,401,164	52,204,110	44,672,273
PGBL/VGBL fund quotas (1)	-	-	43,621,488	36,403,697	-	-	43,621,488	36,403,697
Government securities - Domestic	-	-	31,435,519	23,444,190	-	-	31,435,519	23,444,190
National Treasury Bills	-	-	15,993,240	3,664,771	-	-	15,993,240	3,664,771
National Treasury Notes	-	-	13,336,217	7,951,760	-	-	13,336,217	7,951,760
Financial Treasury Bills	-	-	2,106,062	11,827,659	-	-	2,106,062	11,827,659
Corporate securities	-	-	11,818,124	12,447,524	-	-	11,818,124	12,447,524
Bank Deposit Certificates	-	-	5,203,676	7,549,666	-	-	5,203,676	7,549,666
Debentures	-	-	4,537,451	2,986,661	-	-	4,537,451	2,986,661
Shares	-	-	1,941,823	1,508,461	-	-	1,941,823	1,508,461
Quotas of funds	-	-	131,078	384,849	-	-	131,078	384,849
Promissory Notes	-	-	2,656	17,887	-	-	2,656	17,887
Securitized real estate loans	-	-	1,440	-	-	-	1,440	-
PGBL/VGBL fund quotas	-	-	276,852	74,612	-	-	276,852	74,612
Derivative financial instruments	-	-	15,324	396,746	-	-	15,324	396,746
Accounts receivable / (payable)	-	-	75,669	40,625	-	-	75,669	40,625
Other assets	2,700,305	2,959,487	4,521,543	3,907,925	1,360,774	1,401,164	8,582,622	8,268,576
Government	1,905,335	2,285,508	3,584,073	3,001,287	148,692	739,727	5,638,100	6,026,522
Private	794,970	673,979	937,470	906,638	1,212,082	661,437	2,944,522	2,242,054
Receivables from insurance and reinsurance operations (2)	2,942,542	2,437,747	-	-		-	2,942,542	2,437,747
Credit rights	1,207,524	952,351	-	-		-	1,207,524	952,351
Reinsurance	1,735,018	1,485,396	-	-		-	1,735,018	1,485,396
Escrow deposits for loss	44,706	109,796	-	-		-	44,706	109,796
TOTAL	7,108,708	6,493,646	49,090,445	41,315,124	2,525,494	2,234,149	58,724,647	50,042,919

(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

c)	Results of Operations

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to 09/30/2010	01/01 to 09/30/2009	01/01 to 09/30/2010	01/01 to 09/30/2009	01/01 to 09/30/2010	01/01 to 09/30/2009	01/01 to 09/30/2010	01/01 to 09/30/2009

Income from financial operations	174,093	161,923	209,926	252,419	62,733	45,512	446,752	459,854
Financial income from insurance, pension plan and capitalization operations	218,041	245,036	2,955,551	3,159,018	171,494	145,233	3,345,086	3,549,287
Financial expenses from insurance, pension plan and capitalization operations	(43,948)	(83,113)	(2,745,625)	(2,906,599)	(108,761)	(99,721)	(2,898,334)	(3,089,433)
Result from insurance, pension plan and capitalization operations	1,691,084	950,222	31,947	440,171	328,358	331,018	2,051,389	1,721,411
Premiums and contributions	5,373,172	4,728,653	5,930,201	6,469,521	1,276,598	1,201,215	12,579,971	12,399,389
Changes in technical provisions	(310,168)	(132,855)	(5,870,968)	(5,975,240)	(911,529)	(820,652)	(7,092,665)	(6,928,747)
Expenses for claims	(2,181,314)	(2,448,237)	-	-	-	-	(2,181,314)	(2,448,237)
Selling expenses	(1,038,711)	(990,252)	(4,829)	(7,270)	(5,612)	(22,730)	(1,049,152)	(1,020,252)
Expenses for benefits and raffles	-	-	(26,271)	(34,936)	(31,023)	(26,836)	(57,294)	(61,772)
Other revenues and expenses	(151,895)	(207,087)	3,814	(11,904)	(76)	21	(148,157)	(218,970)
TOTAL	1,865,177	1,112,145	241,873	692,590	391,091	376,530	2,498,141	2,181,265

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies in the ordinary course of its businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: These are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits: Quantified upon judicial notification or individual execution when the claim is awarded a final and unappealable judgment regarding lawsuits filed by the Public Attorney’s Office or consumer protection associations, and monthly reviewed:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions to be issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted: to the amounts deposited in guarantee; to the execution amount (indisputable amount) when it is awarded a final and unappealable decision; or based on the individual analysis of the potential amount of probable loss for lawsuits with significant amounts.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other Risks: calculated mainly based on the assessment of credit risk on joint obligations.

-	Contingencies classified as probable: are recognized in the accounting books and comprise

-
Civil lawsuits: demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; The bank is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans. The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

-
Labor claims: seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other;

-	Tax and social security lawsuits: represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes;

-	Other Risks represented basically by the joint obligation for securitized rural loans.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 09/30/2010					01/01 to 09/30/2009
Change in provision for contingent liabilities	Civil	Labor	Tax and social security	Other	Total	Total
Opening balance	2,409,698	3,163,601	1,457,508	257,672	7,288,479	7,731,425
(-) Contingencies guaranteed by indemnity clauses (Note 4o I)	(98,628)	(573,261)	(35,331)	-	(707,220)	(692,451)
Subtotal	2,311,070	2,590,340	1,422,177	257,672	6,581,259	7,038,974
Restatement/Charges	128,199	53,923	19,078	-	201,200	346,711
Changes in the period reflected in results (Notes 13f and 13i)	926,865	364,052	156,449	2,639	1,450,005	1,467,591
Increase (*)	1,200,576	421,748	296,946	2,639	1,921,909	1,791,306
Reversal	(273,711)	(57,696)	(140,497)	-	(471,904)	(323,715)
Payment	(718,278)	(288,041)	(97,306)	-	(1,103,625)	(1,120,948)
Subtotal	2,647,856	2,720,274	1,500,398	260,311	7,128,839	7,732,328
(+) Contingencies guaranteed by indemnity clauses (Note 4o I)	119,290	552,815	51,009	-	723,114	763,858
Closing balance (Note 13c)	2,767,146	3,273,089	1,551,407	260,311	7,851,953	8,496,186
Closing balance at 09/30/2009 (Note 13c)	2,484,325	3,097,143	2,658,351	256,367	8,496,186
Escrow deposits at 09/30/2010 (Note 13a)	1,438,542	1,541,080	861,389	-	3,841,011
Escrow deposits at 09/30/2009 (Note 13a)	1,017,249	1,403,107	937,621	-	3,357,977

(*)	Civil provisions include the provision for economic plans amounting to R$ 507,802 (R$ 250,874 from January 1 to September 30, 2009) (Note 22k).

-
Contingencies classified as possible: not recognized in the accounting books and comprise Civil lawsuits amounting to R$ 402,334 and Tax and Social Security Lawsuits amounting to R$ 4,597,502. The principal characteristics of these lawsuits are described below:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 496,679: cases in which the liquidity and the offset credit certainty are discussed.

•	ISS – Banking Institutions – R$ 482,540: we understand that the banking operation cannot be interpreted as a service and/or is not listed under Supplementary Law No. 116/03 or Decree-law No. 406/68.

•	IRPJ/CSLL - losses on receipt of credits and discounts granted upon credit renegotiation – R$ 448,133: we defend the deduction as an operating expense and necessary for the financial activity.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 349,243: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

•	IRPJ/CSLL – Taxation of profits abroad – R$ 299,020: we discuss the criteria for determination of calculation basis and taxable event.

•
IRPJ – Allowance for loan losses – R$ 279,676: we request the application of the 1.5% rate for measuring the expense in view of the non-retroactivity of the Federal Revenue Service Regulatory Instruction No. 80/93.

•	IRPJ/CSLL – Goodwill - R$ 236,661: we defend the deductibility of goodwill incurred upon acquisition of merged companies.

•	INSS – Non-compensatory amounts – R$ 230,498: we defend the non-taxation of these amounts, mainly transportation vouchers and sole bonus.

•
IRPJ/CSLL – Interest on capital – R$ 218,183: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on the stockholders’ equity for the year and for prior years.

•	IRPJ/CSLL - Expenses on acquisition of customer portfolio – R$ 178,116: we defend its deduction as a required operating expense.

•	ISS – Lease operation R$ 147,910: we discuss the place of service provision and the calculation basis amount.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, the following are in guarantee of voluntary resources restricted, deposited or recorded in the amounts below:

	09/30/2010	09/30/2009
Securities	1,430,050	834,732
Deposits in guarantee	3,286,141	3,484,817
Permanent assets (*)	725,093	771,371

(*)
As per article 32 of Law No. 10,522,  of July 19, 2002. On April 4, 2007, in the unconstitutionality lawsuit No. 1.976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals. The company is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 1,106,278 (R$ 1,024,929 at 09/30/2009) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c)	Legal Liabilities – Tax and Social Security and Escrow Deposits for Filing Legal Processes – recognized at the full amount being questioned and respective escrow deposits, as follows:

	01/01 to	01/01 to
Change in legal liabilities	09/30/2010	09/30/2009
Opening balance	6,821,027	9,082,558
Charges on taxes	272,879	673,065
Changes in the period reflected in results	88,539	2,097,356
Increase	435,697	2,226,192
Reversal (*)	(347,158)	(128,836)
Payment (*)	(1,917,790)	(184,032)
Closing balance (Note 14c)	5,264,654	11,668,947

(*)	From 01/01 to 09/30/2010 refers basically to the effects arising from the adhesion to the Cash or Installment Payment of Federal Taxes (Note 12d).

	01/01 to	01/01 to
Change in escrow deposits	09/30/2010	09/30/2009
Opening balance	3,695,827	4,422,972
Appropriation of income	179,436	403,185
Changes in the period	103,619	188,550
Deposited	109,331	390,532
Withdrawals	(2,735)	(17,188)
Conversion into income	(2,977)	(184,794)
Closing balance (Note 13a)	3,978,882	5,014,707

The main natures of processes are described as follows:

•
PIS and COFINS – R$ 2,669,311 – Revenue x Gross revenue: We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98. The balance of the corresponding deposit in guarantee totals R$ 1,231,303.

•
CSLL – R$ 652,362 – Principle of equality: We request the levy of tax of 9%, in lieu of 15%, for financial and insurance companies, by alleging the unconstitutionality of article 41 of Law No. 11.727/08. The corresponding escrow deposit totals R$ 157,360.

•	IRPJ and CSLL – R$ 461,236 - Taxation of profits earned abroad: we defend the exemption of the positive equity in earnings from foreign investments. The corresponding escrow deposit totals R$ 448,664.

•
PIS – R$ 351,452 – Principles of anteriority, anteriority over 90 days and non-retroactivity: We request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 60,607.

•
INSS – R$ 254,277 – Service providers that are individuals and management members: We request the non-levy of taxes on payment to service providers that are individuals and management members, set forth by Supplementary Law No. 84/96, by alleging its unconstitutionality. The corresponding escrow deposit totals R$ 230,038.

d)	Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. The program included the debits administered by the Federal Revenue Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008. The main proposition included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law No. 9,718 of November 27, 1998, classified as Legal Liability. The net effect in Income was R$ 144,712, recorded in Other Operating Income (Note 22k).

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	09/30/2010	09/30/2009
Deferred tax assets (Note 14b I)	26,573,620	27,426,884
Social contribution for offset (Note 14b I)	851,633	955,427
Taxes and contributions for offset	2,259,943	2,974,685
Escrow deposits in guarantee of provision for contingent liabilities (Note 12b)	7,127,152	6,842,794
Escrow deposits for legal liabilities – tax and social security (Note 12c)	3,978,882	5,014,707
Escrow deposits for foreign fund raising program	1,932,880	349,000
Receivables from reimbursement of contingent liabilities (Note 12b)	1,106,278	1,024,929
Sundry domestic debtors	861,725	768,652
Sundry foreign debtors	91,287	119,123
Recoverable payments	35,357	34,953
Salary advances	187,083	177,765
Amounts receivable from related companies	6,562	50,657
Operations without credit granting characteristics	219,795	498,110
Securities and credits receivable	547,006	805,534
(Allowance for loan losses)	(327,211)	(307,424)
Other	151,598	142,510
Total	45,383,795	46,380,196

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 122,637 (R$ 146,329 at 09/30/2009) and Deferred Tax Assets of R$ 953,492 (R$ 836,564 at 09/30/2009) (Note 14b I).

b)	Prepaid expenses

	09/30/2010	09/30/2009
Commissions	1,676,982	2,280,357
Related to vehicle financing	981,497	1,622,283
Related to insurance and pension plan	467,368	515,968
Other	228,117	142,106
Credit Guarantee Fund (*)	573,546	760,702
Advertising	331,100	384,314
Other	244,667	250,924
Total	2,826,295	3,676,297

(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	09/30/2010	09/30/2009
Provisions for contingent liabilities (Note 12b)	7,851,953	8,496,186
Provisions for sundry payments	2,082,527	1,947,971
Personnel provision	1,437,445	1,273,277
Sundry creditors - local	845,072	765,496
Sundry creditors - foreign	610,562	208,288
Liabilities for official agreements and rendering of payment services	1,204,901	447,230
Related to insurance operations	994,966	1,110,943
Liabilities for purchase of assets and rights	55,435	13,182
Creditors of funds to be released	609,824	316,156
Funds from consortia participants	80,249	144,613
Provision to cover actuarial deficit (Note 19c)	135,987	121,674
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	312,335	978,978
Provision for health insurance (2)	603,841	540,808
Expenses for lease interests (Note 4i)	163,635	122,889
Other	151,147	290,569
Total	17,139,879	16,778,260

(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel;
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

In ITAÚ UNIBANCO HOLDING, Other Sundry Liabilities are basically composed of Liabilities for Share-Based Instruments.

d)	Banking service fees

	01/01 to 09/30/2010	01/01 to 09/30/2009
Asset management	1,868,658	1,629,437
Funds management fees	1,799,678	1,601,481
Consortia management fee	68,980	27,956
Current account services	441,433	335,799
Credit cards	4,898,373	4,233,125
Annual fees	749,582	644,831
Other services	4,148,791	3,588,294
Relationship with stores	3,795,637	3,292,224
Credit card processing	353,154	296,070
Sureties and credits granted	1,069,946	950,175
Loan operations	647,700	571,434
Guarantees provided	422,246	378,741
Receipt services	975,589	885,651
Collection fees	790,854	731,381
Collection services	184,735	154,270
Other	1,242,089	931,829
Brokerage	354,918	221,006
Custody services and management of portfolio	134,593	114,848
Economic and financial advisory	194,153	118,501
Foreign exchange services	51,427	50,045
Other services	506,998	427,429
Total	10,496,088	8,966,016

e)	Income from bank charges

	01/01 to 09/30/2010	01/01 to 09/30/2009
Loan operations/registration	995,081	760,911
Deposit account	132,305	117,986
Transfer of funds	91,802	84,726
Service package fees and other	1,154,907	1,066,348
Total	2,374,095	2,029,971

f)	Personnel expenses

	01/01 to 09/30/2010	01/01 to 09/30/2009
Compensation	(6,114,510)	(5,849,772)
Charges	(1,535,991)	(1,397,762)
Welfare benefits	(1,248,648)	(1,056,313)
Training	(146,810)	(79,427)
Labor claims and termination of employees (Note 12b)	(368,207)	(465,239)
Total	(9,414,166)	(8,848,513)

g)	Other administrative expenses

	01/01 to 09/30/2010	01/01 to 09/30/2009
Data processing and telecommunications	(2,358,942)	(1,851,804)
Depreciation and amortization	(1,053,361)	(990,457)
Installations	(1,812,299)	(1,360,028)
Third-party services	(2,137,807)	(2,138,417)
Financial system services	(276,036)	(260,860)
Advertising, promotions and publications	(819,823)	(641,529)
Transportation	(459,466)	(280,324)
Materials	(336,585)	(211,438)
Security	(326,537)	(280,042)
Travel	(115,016)	(87,280)
Other	(354,995)	(328,637)
Total	(10,050,867)	(8,430,816)

h)	Other operating revenues

	01/01 to 09/30/2010	01/01 to 09/30/2009
Reversal of operating provisions	439,307	191,703
Contingent assets and liabilities and legal liabilities – tax and social security (Notes 12b, c and d)	390,104	128,836
Other	49,203	62,867
Recovery of charges and expenses	55,608	223,940
Other	303,595	157,608
Total	798,510	573,251

i)	Other operating expenses

	01/01 to 09/30/2010	01/01 to 09/30/2009
Provision for contingencies (Note 12b)	(984,791)	(1,011,467)
Civil	(926,865)	(944,073)
Tax and social security	(55,287)	(62,262)
Other	(2,639)	(5,132)
Selling - Credit cards	(1,110,841)	(1,083,781)
Claims	(405,146)	(413,516)
Joint venture (*)	-	(550,000)
Amortization of goodwill on investments (Notes 2k)	-	(556,576)
Provision for health insurance (Note 13c)	(7,850)	(10,173)
Refund of interbank costs	(139,920)	(168,432)
Other	(412,272)	(699,990)
Total	(3,060,820)	(4,493,935)

(*) Amount paid on August 28, 2009 to Companhia Brasileira de Distribuição S.A., in order to exclude the obligation of exclusivity of ITAÚ UNIBANCO in the joint venture agreement related to Financeira Itaú CDB S.A. Crédito, Financiamento e Investimento (Note 22k).

j)	Non-operating income – from 01/01 to 09/30/2009 is basically composed of Sale of Visa Inc and Visa Net shares.

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 09/30/2010	01/01 to 09/30/2009
Income before income tax and social contribution	14,273,384	13,262,591
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(5,709,354)	(5,305,036)

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	1,388,748	(578,472)
Investments in affiliates	72,192	51,153
Foreign exchange variation on investments abroad	(345,559)	(1,906,153)
Interest on capital	1,139,226	1,118,381
Dividends, interest on external debt bonds and tax incentives	243,041	370,970
Other	279,848	(212,823)
Temporary (additions) exclusions	1,137,919	500,651
Allowance for loan losses	(1,353,461)	(2,112,519)
Excess (insufficiency) of depreciation of leased assets	671,107	2,294,691
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	12,288	165,538
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	694,121	(585,363)
Realization of goodwill on purchase of investments	1,255,253	982,394
Integration expenditures with ITAÚ UNIBANCO merger	213,494	141,536
Other	(354,883)	(385,626)

(Increase) offset of tax losses/social contribution loss carryforwards	(813,985)	(827,348)
Expenses for income tax and social contribution	(3,996,672)	(6,210,205)
Related to temporary differences
Increase (reversal) for the period	(323,934)	326,697
Prior periods increase (reversal)	362,118	263,843
Income (expenses) from deferred taxes	38,184	590,540
Total income tax and social contribution	(3,958,488)	(5,619,665)

II - Composition of tax expenses:

	01/01 to 09/30/2010	01/01 to 09/30/2009
PIS and COFINS	(2,260,105)	(2,413,205)
ISS	(569,102)	(363,813)
Other	(236,629)	(259,899)
Total (Note 4p)	(3,065,836)	(3,036,917)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 23,813 (R$ 14,623 from 01/01 to 09/30/2009).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	09/30/2010	09/30/2009	12/31/2009	Realization / Reversal	Increase	09/30/2010	09/30/2009
Reflected in income and expense accounts			25,911,438	(5,980,777)	6,480,254	26,410,915	27,339,252
Related to income tax and social contribution loss carryforwards			2,989,576	(332,163)	1,519,463	4,176,876	3,658,757
Related to disbursed provisions			8,985,851	(2,840,142)	3,474,657	9,620,366	8,348,603
Allowance for loan losses			7,827,348	(2,524,736)	3,230,706	8,533,318	7,156,709
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,543	(104,543)	101,318	101,318	172,052
Allowance for real estate			81,012	(15,700)	49,546	114,858	73,549
Goodwill on purchase of investments			771,874	(143,893)	69,129	697,110	731,319
Other			201,074	(51,270)	23,958	173,762	214,974
Related to non-disbursed provisions (*)	35,613,237	45,482,066	13,936,011	(2,808,472)	1,486,134	12,613,673	15,331,892
Related to the operation	29,509,237	39,378,066	11,860,651	(2,808,472)	1,486,134	10,538,313	13,113,884
Legal liabilities – tax and social security	2,665,151	7,621,644	1,989,617	(660,937)	18,582	1,347,262	2,415,394
Provision for contingent liabilities	6,569,569	7,355,899	2,344,558	(424,632)	522,422	2,442,348	2,715,904
Civil	2,647,856	2,311,990	899,984	(284,740)	413,208	1,028,452	903,373
Labor	2,278,537	2,215,595	843,564	(27,466)	37,249	853,347	835,734
Tax and social security	1,500,398	2,562,528	495,553	(62,719)	71,965	504,799	871,260
Other	142,778	265,786	105,457	(49,707)	-	55,750	105,537
Adjustments from operations in futures settlement market	164,844	55,800	28,628	(411)	36,241	64,458	15,346
Goodwill on purchase of investments	13,868,124	17,441,924	5,721,535	(1,006,373)	-	4,715,162	5,930,254
Provision for integration expenditures with ITAÚ UNIBANCO merger	367,544	978,978	286,806	(161,841)	-	124,965	332,852
Provision related to health insurance operations	603,841	540,808	238,396	-	3,141	241,537	216,323
Other non-deductible provisions	5,270,164	5,383,013	1,251,111	(554,278)	905,748	1,602,581	1,487,811
Related to additional provisions exceeding the minimum required not disbursed – allowance for loan losses	6,104,000	6,104,000	2,075,360	-	-	2,075,360	2,218,008

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	436,756	219,080	72,677	(22,521)	112,549	162,705	87,632

Total	36,049,993	45,701,146	25,984,115	(6,003,298)	6,592,803	26,573,620	27,426,884
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001	-		933,723	(82,090)	-	851,633	955,427

(*)
From a financial point of view, rather than recording the provision of R$ 35,613,237 (R$ 45,482,066 at 09/30/2009) and deferred tax assets of R$ 12,613,673 (R$ 15,331,892 at 09/30/2009), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 26,573,620 (R$ 27,426,884 at 09/30/2009) to R$ 13,959,947 (R$ 12,094,992 at 09/30/2009).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 953,492 (R$ 836,564 at 09/30/2009) and are basically represented by tax losses and social contribution loss carryforwards of R$ 795,195 (R$ 768,911 at 09/30/2009), which expected realization is up to one year.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2009	Realization / Reversal	Increase	09/30/2010	09/30/2009
Reflected in income and expense accounts	8,552,838	(68,773)	959,786	9,443,851	8,099,693
Depreciation in excess – leasing	7,567,878	-	759,170	8,327,047	7,172,323
Restatement of escrow deposits and contingent liabilities	665,918	-	98,061	763,979	658,268
Adjustment to market value of securities and derivative financial instruments	144,540	-	39,349	183,888	73,861
Adjustments from operations in futures settlement market	42,463	(21,188)	-	21,275	89,788
Taxation of results abroad – capital gains	35,911	-	7,371	43,282	31,230
Other	96,129	(47,585)	55,836	104,380	74,223
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	141,521	-	189,553	331,074	254,501
Total	8,694,359	(68,773)	1,149,339	9,774,925	8,354,194

III-
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2010, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	deferred income tax and social contribution	Net deferred taxes
2010	4,295,227	-	4,295,227	21,963	(748,981)	3,568,209
2011	4,997,768	637,546	5,635,314	153,464	(1,575,230)	4,213,548
2012	4,596,799	996,073	5,592,872	239,564	(2,238,353)	3,594,083
2013	3,419,341	535,734	3,955,075	119,910	(2,580,769)	1,494,216
2014	2,118,661	381,147	2,499,808	119,686	(1,781,648)	837,846
Over 2014	2,968,948	1,626,376	4,595,324	197,046	(849,944)	3,942,426
Total	22,396,744	4,176,876	26,573,620	851,633	(9,774,925)	17,650,328
Present value (*)	20,104,921	3,385,068	23,489,989	734,982	(8,535,207)	15,689,764

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 2,022,654 (R$ 2,372,366 at 09/30/2009) is unrecorded.

c)   Tax and social security contributions

	09/30/2010	09/30/2009
Taxes and contributions on income payable	1,548,914	2,486,836
Taxes and contributions payable	4,744,075	850,584
Provision for deferred income tax and social contribution (Note 14b II)	9,774,925	8,354,194
Legal liabilities – tax and social security (Note 12c)	5,264,654	11,668,947
Total	21,332,568	23,360,561

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 416,146 (R$ 336,766 at 09/30/2009) and is basically comprised of Legal Liabilities  - Tax and Social Security of R$ 412,191 (R$ 301,068 at 09/30/2009), whose nature refers Revenue x Gross revenue: We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	09/30/2010	09/30/2009
Taxes paid or provided for	9,420,430	11,456,439
Taxes withheld and collected from third parties	5,712,085	5,694,710
Total	15,132,515	17,151,149

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Change of investments

Companies		Balances at 12/31/2009	Amortization of goodwill	Dividends receivable (3)	Equity in earnings of subsidiaries	Adjustments in marketable securities of subsidiaries and Other	Balances at 09/30/2010	Balances at 09/30/2009	Equity in earnings of subsidiaries from 01/01 to 09/30/2009
Domestic		54,439,465	(4,752)	(501,764)	6,060,203	33,003	60,026,155	55,460,331	5,015,599
Itaú Unibanco S.A.	(1a)(5a)(5d)(6a)(7a)	42,161,903	(4,752)	(457,459)	3,636,577	(7,457)	45,328,812	42,420,997	3,257,098
Banco Itaú BBA S.A.	(5b)(5e)(6b)(7b)	4,940,599	-	(3,804)	693,914	34,449	5,665,158	5,073,233	1,210,357
Itauseg Participações S.A.	(7c)(8)	3,745,886	-	-	159,105	(2,177)	3,902,814	3,748,117	249,134
Banco Itaucard S.A.	(2)(5c)(5f)(6c)(7d)(8)	1,810,386	-	-	1,253,200	(1,089)	3,062,497	2,452,444	29,005
Itaú BBA Participações S.A.		1,398,437	-	(40,501)	185,216	9,282	1,552,434	1,400,209	322,696
Itaú Corretora de Valores S.A.	(2)(7e)(8)	382,254	-	-	132,191	(5)	514,440	365,331	(52,691)
Foreign		1,940,723	(38,556)	(18,090)	118,971	1,396	2,004,444	1,975,788	(321,029)
Itaú Chile Holdings, Inc.	(1b)	1,618,072	(33,931)	-	91,780	(329)	1,675,592	1,637,151	(295,169)
Banco Itaú Uruguay S.A.	(1c)	216,686	(3,534)	-	12,144	1,725	227,021	219,904	(16,103)
Oca S.A.	(1d)	72,044	(939)	(18,090)	14,612	-	67,627	85,494	(5,047)
Oca Casa Financiera S.A.	(1e)	31,539	(136)	-	523	-	31,926	30,881	(4,460)
Aco Ltda.	(1f)	2,382	(16)	-	(88)	-	2,278	2,358	(250)
GRAND TOTAL		56,380,188	(43,308)	(519,854)	6,179,174	34,399	62,030,599	57,436,119	4,694,570

(1)	Includes goodwill in the amounts of: (a) R$ 51,214; (b) R$ 282,760; (c) R$ 29,449; (d) R$ 7,826; (e) R$ 10,137 and (f) R$ 133;
(2)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(3)	Income receivable includes Dividends receivable;
(4)	Includes foreign exchange variation in the amounts of: (a) R$ (52,890) and (b) R$ (430,208);
(5)	Includes Unrealized results of operations in the amounts of: (a) R$ (1,478), (b) R$ 1,069 and (c) R$ 38,563 in investments in the amounts of: (d) R$ (4,599), (e) R$ (194) and (f) R$ (113,222);
(6)
Investments and Equity in earnings reflect adjustments, in order to standardize procedures under the scope of the investor, in the amounts of: (a) R$ 7,689 and R$ (13,412), (b) R$ (80,167) and R$ 8,980 and (c) R$ 4,916 and R$ (14,486);

(7)	Includes installments of dividends provided in the amounts of: (a) R$ 474,064, (b) R$ 75,812, (c) R$ 1,194, (d) R$ 241,036 and (e) R$ 29,580;
(8)	Equity in earnings does not reflect the current interest in results of subsidiary company, due to variation in interest for the period.

		Stockholders’	Net income (loss) For	Number of shares owned by ITAÚ UNIBANCO HOLDING			Statutory participation in income Voting capital	Equity share in capital
Companies	Capital	Equity	the period	Common	Preferred	Quotas	(%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	44,800,444	3,651,468	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	7,197,465	868,139	3,041,104	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	8,682,908	11,133,718	358,683	1,582,676,636	-	-	35.04	35.04
Banco Itaucard S.A.	15,553,776	18,996,252	1,542,253	3,592,433,657	1,277,933,118	-	1.50	2.04
Itaú BBA Participações S.A.	797,900	1,552,435	185,216	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	1,046,841	1,619,968	145,750	-	811,503	-	-	1.94
Foreign
Itaú Chile Holdings, Inc.	304,039	1,392,832	126,970	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	137,843	197,572	23,329	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,630	59,799	19,152	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,300	30,789	2,363	646	-	-	100.00	100.00
Aco Ltda.	11	2,162	48	-	-	131	99.24	99.24

II -	Composition of investments

	09/30/2010	09/30/2009
Investment in affiliates	1,084,678	1,364,672
Domestic	358,727	438,079
Allianz Seguros S.A.	-	151,325
Serasa S.A.	244,817	257,885
Other	113,910	28,869
Foreign - BPI	725,951	926,593
Other investments	1,320,280	1,091,652
Investments through tax incentives	159,809	161,030
Equity securities	9,579	8,099
Shares and quotas	381,418	145,526
Interest in Instituto de Resseguros do Brasil - IRB	229,699	227,170
Other	539,775	549,826
(Allowance for loan losses)	(178,686)	(172,650)
Total	2,226,272	2,283,674

III-	Equity in earnings of affiliates and other investments

	01/01 to 09/30/2010	01/01 to 09/30/2009
Investment in affiliates - Domestic	47,782	69,678
Investment in affiliates - Foreign	63,949	58,204
Dividends received from Other investments	75,087	33,298
Other	(6,337)	19,189
Total	180,481	180,369

b)  Fixed assets, goodwill and intangible assets

		CHANGES				09/30/2010			09/30/2009
	NET BALANCE AT 12/31/2009	ACQUISITIONS	DISPOSALS	DEPRECIATION/ AMORTIZATION EXPENSES (3)	OTHER	COST	ACCUMULATED DEPRECIATION/ AMORTIZATION	NET BOOK AMOUNT	NET BOOK AMOUNT
REAL ESTATE IN USE	4,353,175	1,344,097	(52,456)	(907,382)	(39,629)	11,281,927	(6,584,122)	4,697,805	4,072,414
REAL ESTATE IN USE (1)	2,371,981	295,303	(4,245)	(233,174)	45,795	4,451,695	(1,976,035)	2,475,660	2,288,651
Land	935,492	93,495	(1,868)	-	(916)	1,026,203	-	1,026,203	821,949
Buildings	844,565	82,940	(566)	(77,397)	31,808	2,388,991	(1,507,641)	881,350	660,322
Improvements	591,924	118,868	(1,811)	(155,777)	14,903	1,036,501	(468,394)	568,107	806,380
OTHER FIXED ASSETS	1,981,194	1,048,794	(48,211)	(674,208)	(85,424)	6,830,232	(4,608,087)	2,222,145	1,783,763
Installations	379,576	147,409	(3,944)	(173,012)	12,137	893,257	(531,091)	362,166	200,669
Furniture and equipment	400,549	172,720	(1,773)	(34,986)	(161,093)	757,323	(381,906)	375,417	386,143
EDP systems	968,429	664,767	(30,347)	(430,816)	68,580	4,570,437	(3,329,824)	1,240,613	979,294
Other (communication, security and transportation)	232,640	63,898	(12,147)	(35,394)	(5,048)	609,215	(365,266)	243,949	217,657
GOODWILL (Notes 2a, b and 4k)	-	74,467	-	-	-	74,467	-	74,467	-
INTANGIBLE ASSETS	3,748,220	321,832	(70,931)	(761,910)	35,359	5,150,463	(1,877,893)	3,272,570	3,587,531
RIGHTS FOR ACQUISITION OF PAYROLLS (2)	1,684,190	120,718	(70,931)	(496,345)	-	2,459,345	(1,221,713)	1,237,632	1,856,805
OTHER INTANGIBLE ASSETS	2,064,030	201,114	-	(265,565)	35,359	2,691,118	(656,180)	2,034,938	1,730,726
Association for the promotion and offer of financial products and services	1,388,050	69,909	-	(119,586)	1,255	1,382,136	(42,508)	1,339,628	1,135,790
Expenditures on acquisition of software	477,691	130,457	-	(124,011)	43,250	1,030,600	(503,213)	527,387	391,300
Right to manage investment funds	190,505	-	-	(21,477)	(4,432)	265,449	(100,853)	164,596	201,626
Other intangible assets	7,784	748	-	(491)	(4,714)	12,933	(9,606)	3,327	2,010
GRAND TOTAL	8,101,395	1,740,396	(123,387)	(1,669,292)	(4,270)	16,506,857	(8,462,015)	8,044,842	7,659,945

(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b);
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(3)	Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations.

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 09/30/2009), of which R$ 31,376,430 (R$ 36,147,186 at 09/30/2009) refers to stockholders domiciled in the country and R$ 13,623,570 (R$ 8,852,814 at 09/30/2009) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Shares of capital stock at 12/31/2009 and 09/30/2010	2,289,286,475	2,281,649,744	4,570,936,219

Treasury shares at December 31, 2009 (*)	2,202	43,588,307	43,590,509	(1,031,327)
Exercised options - Granting of stock options – Simple and Bonus options	-	(9,473,815)	(9,473,815)	224,152
Disposals – stock option plan	-	(3,643,051)	(3,643,051)	86,195

Treasury shares at September 30, 2010 (*)	2,202	30,471,441	30,473,643	(720,980)
Outstanding shares at 09/30/2010	2,289,284,273	2,251,178,303	4,540,462,576
Outstanding shares at 09/30/2009	2,289,284,273	2,234,474,318	4,523,758,591
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

We detail below the average cost of treasury shares and their market price at 09/30/2010:

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value	30.85	40.47

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I - Calculation

Net income	7,218,769
Adjustments:
(-) Legal reserve	(360,939)
Dividend calculation basis	6,857,830
Mandatory minimum dividends	1,714,457
Dividends paid/provided for	2,887,079	42.1%

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	1,552,667	(167,648)	1,385,019
Dividends - 8 monthly installments of R$ 0.012 per share paid from February to September 2010	435,011	-	435,011
Interest on capital - R$ 0.2465 per share, paid on 08/20/2010	1,117,656	(167,648)	950,008

Provided for (1)	1,757,524	(255,464)	1,502,060
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 10/01/2010	54,427	-	54,427
Interest on capital - R$ 0.3751 per share	1,703,097	(255,464)	1,447,633

Total from 01/01 to 09/30/2010 - R$ 0.6363 net per share	3,310,191	(423,112)	2,887,079
Total from 01/01 to 09/30/2009 - R$ 0.5336 net per share (2)	2,630,544	(327,377)	2,303,167
(1)	Recorded in Other Liabilities – Social and Statutory.
(2)	For better comparability, outstanding shares in the period of 06/30/2009 were adjusted by the bonus carried out on 08/28/2009.

c)	Capital and revenue reserves

	09/30/2010	09/30/2009
CAPITAL RESERVES	578,390	631,512
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	293,773	346,895
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	22,813,617	17,891,462
Legal	3,100,854	2,628,151
Statutory:	19,354,832	13,263,311
Dividends equalization (1)	6,083,105	4,607,446
Working capital increase (2)	5,369,356	3,447,900
Increase in capital of investees (3)	7,902,371	5,207,965
Unrealized profits (4)	357,931	2,000,000
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of net income and stockholders’ equity (Note 2c)

	Net income		Stockholders’ equity
	01/01 to 09/30/2010	01/01 to 09/30/2009	09/30/2010	09/30/2009
ITAÚ UNIBANCO HOLDING	7,218,769	5,471,623	67,827,873	62,656,290
Amortization of goodwill	2,212,054	1,382,117	(10,602,801)	(13,792,331)
Unrealized income (loss)	2,338	80	-	(2,365)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	9,433,161	6,853,820	57,225,072	48,861,594

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	09/30/2010	09/30/2009	01/01 to 09/30/2010	01/01 to 09/30/2009
Unibanco Participações Societárias S.A.	1,186,183	1,109,300	(72,967)	(49,128)
Itau Bank, Ltd. (*)	665,974	698,957	-	-
Redecard S.A.	538,693	527,301	(525,423)	(504,284)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	216,246	104,092	(49,152)	(2,475)
Itaú XL Seguros Corporativos S.A.(Note 2a)	-	122,218	(6,773)	(18,281)
Biu Participações S.A.	99,472	83,360	(15,600)	(19,888)
Itaú Gestão de Ativos S.A.	59,719	60,967	317	(1,148)
Biogeração de Energia S.A.	27,369	28,796	464	(4,615)
Investimentos Bemge S.A.	17,200	16,739	(762)	(801)
Três "B" Empreendimentos e Participações Ltda.	-	75,045	-	(7,503)
Investment funds	745,443	607,979	(40,314)	(14,861)
Other	101,873	8,108	(3,025)	221
Total	3,658,172	3,442,862	(713,235)	(622,763)

(*)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

Before the merger, Itaú and Unibanco had a Stock Option Plan. On April 24, 2009, Itaú’s plan was restructured, and a new program was launched for Itaú Unibanco, called Stock Option Plan – “PLAN”. From then on, no stock plan has been granted in the prior programs (Itaú Plan and Unibanco Plan), which exercise prices are adjusted until the month prior to the option exercise date based on the IGP-M or IPCA, according to series, until they are either exercised, cancelled or expire.

This program aims at involving the management members in the medium and long-term corporate development process, through the granting of simple or bonus shares, personal, not pledged or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total number of options to be granted, the eligible beneficiaries, the type of option, the validity of the option series, and the vesting and blackout periods for exercising the options. Options may be granted to directors and Board of Directors members of ITAÚ UNIBANCO HOLDING and to the management members of controlled companies (“MANAGEMENT MEMBERS”) or employees based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING carries out the settlement of this PLAN by delivering its own shares held in treasury until the effective exercise of the options by the beneficiaries.

II – Characteristics of the Plan

II.I – Simple Options

The exercise price will be calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date, being permitted a positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based on the IGP-M or, in its absence, on the index stipulated by the Committee.

The vesting period will be from one (1) to seven (7) years, counted from the issuance date.

II.II – Bonus Options

The exercise price will be the performance of a positive covenant supported by the beneficiary’s obligation to invest in the shares of ITAÚ UNIBANCO HOLDING or instrument based on such shares, a part or the total amount of the bonus received in relation to the previous year, and keep the ownership of these shares unchanged and without any type of liens from the option granting date until the option exercise date.

The purchase price of shares will be established every six months and it shall be equivalent to the average share quotation at the BM&FBOVESPA in the 30 days prior to the determination of said price.

The vesting period will be from one (1) to seven (7) years, counted from the share purchase date.

Summary of Changes in the Plan

		Vesting		Restated	Exercised options		Number of shares
Granting		period	Exercise	Exercise	Exercise price	Market value	Prior balance				To be exercised
Nº	Date	until	Deadline	Price (R$1)	Weighted average	Weighted average	12/31/2009	Granted	Exercised	Cancelled	at 09/30/2010

Simple Options
9th	03/10/2003	12/31/2007	12/31/2010	-	7.84	38.54	570,500	-	570,500	-	-
9th	05/02/2005	12/31/2007	12/31/2010	8.11	-	-	6,187	-	-	-	6,187
10th	02/16/2004	12/31/2008	12/31/2011	12.26	12.12	39.15	1,886,792	-	1,089,975	-	796,817
11th	02/21/2005	12/31/2009	12/31/2012	17.25	16.49	38.87	7,082,200	-	3,355,155	-	3,727,045
11th	08/01/2005	12/31/2009	12/31/2012	17.25	-	-	27,500	-	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	17.25	-	-	11,357	-	-	-	11,357
12th	02/21/2006	12/31/2010	12/31/2013	25.66	25.33	38.21	9,579,384	-	806,100	-	8,773,284
12th	08/06/2007	12/31/2010	12/31/2013	25.66	-	-	15,867	-	-	-	15,867
13th	02/14/2007	12/31/2011	12/31/2014	32.66	31.61	38.07	10,220,925	-	1,240,250	-	8,980,675
13th	08/06/2007	12/31/2011	12/31/2014	32.66	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	32.66	-	-	45,954	-	-	-	45,954
14th	02/11/2008	12/31/2012	12/31/2015	37.67	-	-	11,485,485	-	-	-	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	37.67	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	37.67	-	-	45,954	-	-	-	45,954
15th	03/03/2009	12/31/2013	12/31/2016	24.64	24.36	37.77	16,829,780	-	359,020	-	16,470,760
15th	10/28/2009	12/31/2013	12/31/2016	24.64	-	-	45,954	-	-	-	45,954
16th	09/02/2003	09/02/2008	02/25/2010	-	7.77	36.03	38,263	-	38,263	-	-
16th	08/10/2009	12/31/2010	12/31/2014	29.18	-	-	874,167	-	-	-	874,167
17th	09/23/2009	09/23/2012	12/31/2014	33.71	-	-	29,551	-	-	-	29,551
18th	04/17/2010	12/31/2014	12/31/2017	40.02	-	-	-	6,258,877	-	39,565	6,219,312
18th	05/11/2010	12/31/2014	12/31/2017	40.02	-	-	-	1,290,289	-	48,904	1,241,385
24th	07/19/2004	01/13/2009	05/05/2010	-	12.58	39.59	29,516	-	29,516	-	-
25th	08/04/2004	01/13/2009	05/05/2010	-	6.76	39.65	329,506	-	329,506	-	-
27th	02/01/2005	02/01/2009	05/05/2010	-	15.76	36.92	206,342	-	206,342	-	-
27th	02/01/2005	05/05/2009	01/31/2011	16.06	-	-	12,650	-	-	-	12,650
27th	02/01/2005	02/01/2010	01/31/2011	16.06	15.76	36.92	1,068,901	-	988,670	52,710	27,521
29th	09/19/2005	09/19/2009	09/18/2010	-	20.14	38.33	12,650	-	12,650	-	-
29th	09/19/2005	09/19/2010	09/18/2011	20.38	20.14	38.33	25,300	-	12,650	-	12,650
30th	07/04/2006	07/04/2009	07/03/2010	-	26.73	32.50	52,710	-	52,710	-	-
30th	07/04/2006	07/04/2010	07/03/2011	26.89	-	-	52,710	-	-	-	52,710
30th	07/04/2006	07/04/2011	07/03/2012	26.89	-	-	52,707	-	-	-	52,707
33rd	08/30/2006	08/30/2009	08/29/2010	-	29.62	38.45	21,084	-	21,084	-	-
33rd	08/30/2006	08/30/2010	08/29/2011	-	29.62	38.45	21,084	-	21,084	-	-
33rd	08/30/2006	08/30/2011	08/29/2012	29.78	-	-	21,083	-	-	-	21,083
34th	03/21/2007	03/21/2010	03/20/2011	33.93	-	-	75,901	-	-	-	75,901
34th	03/21/2007	03/21/2011	03/20/2012	33.93	-	-	75,901	-	-	-	75,901
34th	03/21/2007	03/21/2012	03/20/2013	33.93	-	-	75,901	-	-	-	75,901
35th	03/22/2007	03/22/2010	03/21/2011	33.89	-	-	29,518	-	-	-	29,518
35th	03/22/2007	03/22/2011	03/21/2012	33.89	-	-	29,518	-	-	-	29,518
35th	03/22/2007	03/22/2012	03/21/2013	33.89	-	-	29,514	-	-	-	29,514
36th	05/14/2008	05/14/2011	05/13/2012	42.16	-	-	25,301	-	-	-	25,301
36th	05/14/2008	05/14/2012	05/13/2013	42.16	-	-	25,300	-	-	-	25,300
36th	05/14/2008	05/14/2013	05/13/2014	42.16	-	-	25,300	-	-	-	25,300
TOTAL					18.21	38.40	61,145,491	7,549,166	9,133,475	141,179	59,420,003

Bonus Options
1st	09/03/2007	09/03/2010	-	-	-	37.85	342,502	-	340,340	2,162	-
1st	09/03/2007	09/03/2012	-	-	-	-	342,479	-	-	7,572	334,907
3rd	02/29/2008	09/03/2010	-	-	-	-	33,474	-	-	33,474	-
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474
4th	03/03/2008	03/03/2011	-	-	-	-	423,212	-	-	6,725	416,487
4th	03/03/2008	03/03/2013	-	-	-	-	423,190	-	-	7,260	415,930
5th	09/03/2008	09/03/2011	-	-	-	-	502,189	-	-	8,819	493,370
5th	09/03/2008	09/03/2013	-	-	-	-	502,164	-	-	9,292	492,872
6th	03/06/2009	03/06/2012	-	-	-	-	769,830	-	-	23,561	746,269
6th	03/06/2009	03/06/2014	-	-	-	-	769,807	-	-	24,292	745,515
7th	06/19/2009	03/06/2012	-	-	-	-	79,446	-	-	-	79,446
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445
8th	08/17/2010	08/16/2013	-	-	-	-	-	384,961	-	-	384,961
8th	08/17/2010	08/16/2015	-	-	-	-	-	384,920	-	-	384,920
9th	08/30/2010	08/16/2013	-	-	-	-	-	359,991	-	-	359,991
9th	08/30/2010	08/16/2015	-	-	-	-	-	359,962	-	-	359,962
10th	09/30/2010	09/29/2013	-	-	-	-	-	1,940,987	-	-	1,940,987
10th	09/30/2010	09/29/2015	-	-	-	-	-	1,940,951	-	-	1,940,951
11th	09/30/2010	08/16/2013	-	-	-	-	-	17,717	-	-	17,717
11th	09/30/2010	08/16/2015	-	-	-	-	-	17,712	-	-	17,712
TOTAL					-	37.85	4,301,212	5,407,201	340,340	123,157	9,244,916

TOTAL SIMPLE AND BONUS OPTIONS					18.21	38.38	65,446,703	12,956,367	9,473,815	264,336	68,664,919

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for bonus options. Economic assumptions used are as follows:

Granting		Vesting	Exercise		Expected	Risk-free	Expected
Nº	Date	Period	period until	Fair value	Dividends	Interest rate	volatility
Simple Options
18th	04/17/2010	12/31/2014	12/31/2017	12.22	3.13%	5.94%	29.87%
18th	5/11/2010	12/31/2014	12/31/2017	11.45	3.13%	5.98%	29.94%

Bonus Options
8th	08/17/2010	08/16/2013	-	34.72	3.13%	-	-
8th	08/17/2010	08/16/2015	-	32.62	3.13%	-	-
9th	08/30/2010	08/16/2013	-	33.49	3.13%	-	-
9th	08/30/2010	08/16/2015	-	31.46	3.13%	-	-
10th	09/30/2010	09/29/2013	-	36.85	3.13%	-	-
10th	09/30/2010	09/29/2015	-	34.61	3.13%	-	-
11th	09/30/2010	08/16/2013	-	36.99	3.13%	-	-
11th	09/30/2010	08/16/2015	-	34.74	3.13%	-	-

IV-	Accounting Effects Arising from Itaú and Unibanco Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.
The effect on Income for the period from January 1 to September 30, 2010 amounted to R$ 82,494 (R$ 85,644 from January 1 to September 30, 2009), as contra-entry to Capital Reserve - Granted Options Recognized - Law No. 11,638 (Note 16c).

In the Stockholders' Equity, the effect was as follows:

Amount received for the sale of shares – exercised options	303,927
(-) Cost of treasury shares sold	(310,347)
(+) Write-off of cost recognized of exercised options	58,490
Effect on sale (*)	52,070
(*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 560, of December 11, 2008, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”,  entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)		ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)
	09/30/2010	09/30/2009	01/01 to 09/30/2010	01/01 to 09/30/2009	09/30/2010	09/30/2009	01/01 to 09/30/2010	01/01 to 09/30/2009
Interbank investments	9,926,802	6,731,450	661,261	332,318	-	-	-	-
Itaú Unibanco S.A.	9,926,802	6,731,450	661,261	332,318	-	-	-	-
Derivative financial instruments	(2,596)	(881)	(1,389)	575	-	639	-	-
Itaú Unibanco S.A.	(2,596)	(881)	(1,389)	575	-	-	-	-
Itautec S.A.	-	-	-	-	-	639	-	-
Deposits	(3,260,392)	-	(186,792)	-	(114,423)	(122,900)	-	(5,015)
Itaú Unibanco S.A.	(3,260,392)	-	(186,792)	-	-	-	-	-
Duratex S.A.	-	-	-	-	(10,624)	(22,084)
Elekeiroz S.A.	-	-	-	-	(13,120)	(11,785)		(1,561)
ITH Zux Cayman Company Ltd.	-	-	-	-	(39,481)	(41,422)	-	-
Itaúsa Empreendimentos S.A.	-	-	-	-	(51,198)	(47,609)	-	(3,454)
Repurchase agreements	-	(880,795)	-	(51,227)	(18,031)	(64,719)	-	(13,132)
Itaú Unibanco S.A.	-	(880,795)	-	(51,227)	-	-	-	-
Intrag Part Administração e Participações Ltda.	-	-	-	-	-	(23,977)	-	(1,734)
Duratex S.A.	-	-	-	-	(8,931)	(30,586)	-	(1,951)
Elekeiroz S.A.	-	-	-	-	-	(9,015)	-	(7,554)
Itautec S.A.	-	-	-	-	(9,100)	-	-	(1,893)
Other	-	-	-	-	-	(1,141)	-	-
Amounts receivable from (payable to) related companies	(341)	1,155	-	(3,548)	(52,919)	(17,955)	133,495	108,987
Itaú Unibanco S.A.	-	1,570	-	25	-	-	-	-
Itaú Corretora de Valores S. A.	(341)	(415)	-	(3,573)	-	-	-	-
Itaúsa Investimentos S.A.	-	-	-	-	60,939	78,580	133,495	108,987
Fundação BEMGEPREV	-	-	-	-	(13,472)	8	-	-
UBB Prev Previdência Complementar	-	-	-	-	(15,973)	(13,909)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(84,984)	(82,819)	-	-
Other	-	-	-	-	571	185	-	-
Banking service fees	-	-	-	-	-	-	9,390	8,059
Fundação Itaubanco	-	-	-	-	-	-	2,015	2,930
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	2,076	1,789
UBB Prev Previdência Complementar	-	-	-	-	-	-	2,967	2,247
Other	-	-	-	-	-	-	2,332	1,093
Rent expenses	-	-	(317)	(733)	-	-	(23,604)	(23,758)
Fundação Itaubanco	-	-	-	-	-	-	(15,898)	(18,336)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(4,266)	(4,901)
Other	-	-	(317)	(733)	-	-	(3,440)	(521)
Donation expenses	-	-	-	-	-	-	(37,511)	(40,795)
Instituto Itaú Cultural	-	-	-	-	-	-	(36,917)	(30,360)
Fundação Itaú Social	-	-	-	-	-	-	(194)	(378)
Instituto Unibanco de Cinema	-	-	-	-	-	-	-	(9,632)
Associação Clube "A"	-	-	-	-	-	-	(400)	(425)
Data processing expenses	-	-	-	-	-	-	(212,112)	(193,335)
Itautec S.A.	-	-	-	-	-	-	(212,112)	(193,335)
In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco group, recorded, in Other Administrative Expenses, the amount of R$ 13,943 (R$ 7,197 from 01/01 to 09/30/2009) in view of the use of the common structure.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	09/30/2010	09/30/2009
Compensation	188,200	215,549
Board of Directors	2,480	10,700
Management members	185,720	204,849
Profit sharing	168,500	166,343
Board of Directors	2,500	3,096
Management members	166,000	163,247
Contributions to pension plans	7,148	21,048
Board of Directors	455	945
Management members	6,693	20,103
Stock option plan – Management members	80,192	85,140
Total	444,040	488,080

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16f IV, 19a and 19b, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Interbank deposits	13,152,143	16,596,680	13,166,430	16,663,406	14,287	66,726	14,287	66,726
Securities and derivative financial instruments	141,878,818	122,576,312	142,473,848	122,979,678	1,313,235	1,133,454	595,030	403,366
Adjustment of available-for-sale securities					704,756	713,484	-	-
Adjustment of held-to-maturity securities					608,479	419,970	595,030	403,366
Loan, lease and other credit operations	255,750,989	213,031,059	256,539,233	213,428,817	788,244	397,758	788,244	397,758
Investments
BM&FBovespa	58,107	74,572	637,045	783,872	578,938	709,300	578,938	709,300
BPI	725,951	926,593	613,373	1,065,638	(112,578)	139,045	(112,578)	139,045
Cetip S.A.	34,682	-	368,269	-	333,587	-	333,587	-
Redecard S.A.	539,030	526,719	8,832,740	9,169,226	8,293,710	8,642,507	8,293,710	8,642,507
Serasa S.A.	244,817	257,885	639,621	650,798	394,804	392,913	394,804	392,913
Parent company	161,959	170,604	556,763	563,517	394,804	392,913	394,804	392,913
Minority stockholders (1)	82,858	87,281	82,858	87,281	-	-	-	-
Funding and borrowings (2)	148,766,281	151,885,256	149,000,900	151,974,846	(234,619)	(89,590)	(234,619)	(89,590)
Subordinated debt (Note 10f)	33,683,469	23,471,568	33,812,224	23,584,436	(128,755)	(112,868)	(128,755)	(112,868)
Treasury shares	720,980	1,113,512	1,233,247	1,684,226	-	-	512,267	570,714
Total unrealized					11,240,853	11,279,245	11,034,915	11,119,871

(1)	The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2)	Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3)	It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in BPI, Redecard S.A., BM&FBovespa and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits

ITAÚ UNIBANCO HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary Retirement Plan - Flexible Premium Annuity - ACMV (1)
Franprev Benefit Plan - PBF (1)
002 Benefit Plan - PB002 (1)
Itaulam Basic Plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution plan (3) (4)
Fundação BEMGEPREV	Supplementary Retirement Plan - Flexible Premium Annuity (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
UBB-PREV - Previdência Complementar	Unibanco Retirement Plan (3)
Basic Plan (1)
IJMS Plan (1)
Fundação Banorte Manoel Baptista da Silva de Seguridade Social	II Benefit Plan (1)

(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan;
(4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and is being offered to former participants of the latter, including former employees still contributing to the plan and those employees who have opted for this plan, or when this option is presumed in view of the deferred proportional benefit, which is not receiving supplementary retirement by the PAC. Those participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed.  As set forth in the Itaubanco Defined Contribution Plan regulation, the transaction and novation period ended on May 8, 2010. Accordingly, the effects arising from the partial spin-off of the PAC are presented in Note 19d.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. In case of defined contribution plan, the benefit is calculated based on the accumulated balance at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions made totaled R$ 51,971 (R$ 35,247 from January 1 to September 30, 2009). The contribution rate increases based on the beneficiary’s salary.

b)	Post-employment benefits

ITAÚ UNIBANCO HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ UNIBANCO, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 3,935 (R$ 4,323 from January 1 to September 30, 2009). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plans

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371 of December 13, 2000, are summarized below:

	09/30/2010 (1)	09/30/2009
Net assets of the plans	10,450,063	13,829,203
Actuarial liabilities	(9,089,888)	(12,011,119)
Surplus (2)	1,360,175	1,818,084

(1) Includes the effects of the partial spin-off of PAC (Note 19 a);
(2) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 135,987 (R$ 121,674 at September 30, 2009) (Note 13c) to cover possible insufficient actuarial liabilities.

d)    Change in net assets, actuarial liabilities, and surplus

	01/01 to 09/30/2010			01/01 to 09/30/2009
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value – beginning of the period	14,536,891	(12,090,146)	2,446,745	12,775,978	(11,223,791)	1,552,187
Adjustments in the period (1)			-	-	(127,661)	(127,661)
Effects of the partial spin-off of PAC (3);	(5,143,981)	3,576,321	(1,567,660)	-	-	-
Inclusion of Itaú Defined Benefit Plan (Credicard Itaú/Orbitall)	130,671	(123,330)	7,341	-	-	-
Expected return on assets / Cost Current service + Interest	1,039,700	(855,716)	183,984	1,157,681	(1,063,789)	93,892
Benefits paid	(402,983)	402,983	-	(404,122)	404,122	-
Contributions of sponsors/participants	50,650	-	50,650	79,690	-	79,690
Gains /(losses) in the period (2)	239,115	-	239,115	219,976	-	219,976
Present value – end of the period	10,450,063	(9,089,888)	1,360,175	13,829,203	(12,011,119)	1,818,084

(1)	Effect corresponding to the reclassification of the option of former employees;
(2)	Losses in assets correspond to the actual earnings obtained below the expected return rate of assets.
(3)
Arising from the partial spin-off of Pac, with the resulting set-up of Itaubanco Defined Contribution Plan, according to Note 19a. Under Itaubanco Defined Contribution Plan, a Pension Fund was set up in the amount of R$ 1.540.202 to ensure the maintenance of future contributions to participants of that plan.

e)    Main assumptions used in actuarial valuation

	Itaú Unibanco Holding	Redecard
Discount rate	10.24% p.a.	11.45% p.a.
Expected return rate on assets	12.32 % p.a.	12.92 % p.a.
Mortality table (1)	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2003/2004	Exp. Towers Watson
Future salary growth	7.12 % p.a.	6,50 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.50 % p.a.
Inflation	4.00 % p.a.	4.50 % p.a.
Actuarial method	Projected Unit Credit (3)	Projected Unit Credit (3)

(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Banco Itaú Paraguay (7)		Other foreign companies (8)		Foreign consolidated (9)
	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Assets
Current assets and long-term receivables
Cash and cash equivalents	1,183,248	1,022,460	111,374	89,813	1,488,384	2,051,800	2,883,370	2,312,314	353,917	358,275	446,614	456,094	158,695	128,942	1,705,101	195,857	4,533,963	4,873,173
INTERBANK INVESTMENTS	8,173,749	12,651,128	160,539	158,305	2,408,771	2,208,345	3,784,826	3,526,684	38,899	3,864	598,609	376,575	61,719	224,696	10,139	106,115	9,244,032	14,689,628
Securities	23,348,788	18,492,493	217,922	221,525	1,448,330	1,611,048	5,821,801	3,975,853	1,748,280	1,796,581	848,010	447,348	269,225	285,412	1,278	177,158	31,740,441	24,487,254
Loan, lease and other credit operations	22,293,563	8,937,956	1,337,190	1,088,284	5,260,225	5,288,203	593,637	261,987	8,615,629	6,714,789	1,200,782	1,056,557	1,280,063	766,649	3,021	-	40,156,579	23,995,861
Foreign exchange portfolio	18,789,211	3,371,710	53,957	26,010	1,847,018	27,068,313	623,379	550,709	449,259	116,715	19,989	23,831	56,887	18,848	-	388,693	21,306,222	30,242,912
Other assets	1,009,586	1,325,285	336,817	361,768	212,712	235,201	2,520,408	793,664	290,583	231,043	372,677	586,711	335,368	313,424	142,957	94,556	5,173,095	3,908,428
Permanent assets
Investments	714,137	-	2,346	1,997	372,339	477,908	38,812	39,107	1,087	955	351	326	732	508	386,884	493,463	766,508	935,940
BPI	-	-	-	-	370,235	472,563	-	-	-	-	-	-	-	-	355,716	454,031	725,951	926,594
Other investments	714,137	-	2,346	1,997	2,104	5,345	38,812	39,107	1,087	955	351	326	732	508	31,168	39,432	40,557	9,346
Fixed and intangible assets	22,188	28,002	53,982	63,638	182,615	214,036	2,201	170	201,837	149,356	20,121	22,958	14,648	15,011	19,281	4,420	516,914	497,653
Total	75,534,470	45,829,034	2,274,127	2,011,340	13,220,394	39,154,854	16,268,434	11,460,488	11,699,491	9,371,578	3,507,153	2,970,400	2,177,337	1,753,490	2,268,661	1,460,262	113,437,754	103,630,849
Liabilities
Current and long-term receivables
Deposits	22,504,545	17,256,615	1,744,432	1,522,101	6,248,228	6,979,171	1,628,653	1,860,591	7,085,322	6,134,721	2,709,817	2,317,106	1,612,810	1,428,502	18	37	34,165,269	30,510,790
Demand deposits	7,573,842	3,254,429	469,999	400,405	2,621,268	2,664,051	1,043,086	1,271,611	1,273,840	1,088,116	1,490,834	1,201,207	561,895	426,979	-	-	10,642,566	8,010,460
Savings deposits	-	-	461,805	364,484	-	-	-	-	-	-	838,648	713,030	795,189	673,317	-	-	2,095,642	1,750,830
Interbank deposits	2,556,857	1,226,482	58,874	5,323	1,464,557	1,251,907	256,473	338,396	6	12	9,617	38,428	-	87,591	-	-	222,421	582,199
Time deposits	12,373,846	12,775,704	753,754	751,889	2,162,403	3,063,213	329,094	250,584	5,811,476	5,046,593	370,718	364,441	255,726	240,615	18	37	21,204,640	20,167,301
Deposits received under securities repurchase agreements	5,958,351	2,273,013	87,301	94,068	-	-	1,397,069	840,239	121,906	257,047	-	-	-	-	-		6,546,028	2,966,808
Funds from acceptances and issuance of securities	2,178,411	1,928,813	-	-	2,478,028	2,026,701	3,095,879	2,346,329	1,013,984	365,759	-	-	-	-	-		8,746,068	6,554,266
Borrowings and onlending	8,837,395	8,826,996	34,879	12,011	647,856	916,341	55,748	23,821	589,873	748,898	33,725	6,081	106,558	4,852	375,792	57,311	10,306,614	10,402,692
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	1,592,617	958,617	480	663	220,337	251,460	1,234,578	788,055	198,889	112,065	6,503	-	-	-	-	-	1,904,760	1,014,383
Foreign exchange portfolio	18,784,176	3,380,787	53,935	26,019	1,798,913	27,051,215	623,670	552,299	447,183	124,900	22,200	25,991	57,618	17,978	-	396,855	21,254,217	30,254,129
Other liabilities	5,984,129	2,290,505	203,679	182,335	380,442	182,208	1,045,703	982,416	847,131	318,552	444,586	327,343	115,456	93,885	137,268	84,925	9,060,928	4,372,401
Deferred income	7,400	2,023	-	-	15,942	13,136	244	386	2,236	380	-	-	66	82	1,852		27,738	16,008
Minority interest in subsidiaries	-	-	821	829	37	95	28	-	134	108	-	-	-	-	8	10	274	280
Stockholders’ equity
Capital and reserves	8,777,581	8,136,814	150,772	171,827	1,353,807	1,729,930	7,203,278	4,042,269	1,265,863	1,221,548	245,430	292,616	229,869	149,615	1,714,990	884,043	20,193,749	16,546,363
Result for the period	909,865	774,851	(2,172)	1,487	76,804	4,597	(16,416)	24,083	126,970	87,600	44,892	1,263	54,960	58,576	38,733	37,081	1,232,109	992,729
Total	75,534,470	45,829,034	2,274,127	2,011,340	13,220,394	39,154,854	16,268,434	11,460,488	11,699,491	9,371,578	3,507,153	2,970,400	2,177,337	1,753,490	2,268,661	1,460,262	113,437,754	103,630,849
Statement of Income
Income from financial operations	1,407,962	1,911,848	177,259	206,178	248,650	569,709	161,121	173,905	530,990	460,498	111,109	63,223	123,311	117,684	(11,785)	(8,860)	2,722,537	3,300,367
Expenses on financial operations	(435,301)	(945,020)	(51,004)	(61,067)	(168,036)	(475,377)	(158,809)	(175,218)	(176,140)	(139,970)	(7,945)	(9,524)	(22,251)	(25,305)	(4,879)	(1,469)	(982,857)	(1,764,396)
Result of allowance for loan losses	(65,046)	(151,891)	(10,466)	(21,413)	16,739	(6,388)	-	-	(75,735)	(117,670)	(11,269)	(2,190)	(6,303)	(10,634)	(2,779)	-	(154,859)	(310,186)
Gross income from financial operations	907,615	814,937	115,789	123,698	97,353	87,944	2,312	(1,313)	279,115	202,858	91,895	51,509	94,757	81,745	(19,443)	(10,329)	1,584,821	1,225,785
Other operating revenues/expenses	14,351	(10,445)	(124,994)	(112,719)	21,285	(60,832)	(17,669)	36,702	(120,672)	(94,523)	(28,964)	(51,039)	(31,613)	(17,825)	73,467	61,164	(231,944)	(120,724)
Operating income	921,966	804,492	(9,205)	10,979	118,638	27,112	(15,357)	35,389	158,443	108,335	62,931	470	63,144	63,920	54,024	50,835	1,352,877	1,105,061
Non-operating income	(11,981)	3,136	7,217	721	(149)	(438)	-	136	(5,331)	(1,019)	(29)	7,741	314	1,018	(735)	(197)	(10,696)	10,627
Income before taxes on income and profit sharing	909,985	807,628	(1,988)	11,700	118,489	26,674	(15,357)	35,525	153,112	107,316	62,902	8,211	63,458	64,938	53,289	50,638	1,342,181	1,115,688
Income tax	(120)	(32,777)	-	(10,070)	(38,775)	(16,530)	-	(357)	(26,128)	(19,706)	(18,010)	(6,948)	(8,498)	(6,362)	(14,557)	(7,038)	(106,087)	(99,787)
Statutory participation in income	-	-	-	-	(2,911)	(5,548)	(1,061)	(11,085)	-	-	-	-	-	-	-	(6,521)	(3,972)	(23,155)
Minority interest in subsidiaries	-	-	(184)	(143)	1	1	2	-	(14)	(10)	-	-	-	-	1	2	(13)	(17)
Net income (loss)	909,865	774,851	(2,172)	1,487	76,804	4,597	(16,416)	24,083	126,970	87,600	44,892	1,263	54,960	58,576	38,733	37,081	1,232,109	992,729

(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch;

(2)	Banco Itaú Argentina S.A,Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Financieros S.A. and Itaú Sociedad de Bolsa S.A.
(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd.,  Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda,  Fin Trade, Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited and Cape Ann Corporation Limited; only at 09/30/2010, Banco Itau Suisse S.A. and only at 09/30/2009,  Brazcomp Limited, Banco Itaú Europa Fund Management Company, S.A and BIEL Fund Management Company S.A. , ;

(4)
BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc,   UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. and only at 09/30/2010, UBT Finance S.A. and UBB Delaware I LLC ;

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and Itaú Chile Compañia de Seguros de Vida S.A.;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A;
(7)	New company’s name of Interbanco S.A., approved by Banco Central Del Paraguay on 04/28/2010.
(8)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda., Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC,  Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Itaú International Holding Limited, Spinel Corporation, Tanzanite Corporation, Mundostar S.A., Karen International Ltd.,  Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable,  Proserv - Promociones Y Servicios S.A. de C. V, Itau UK Securities Ltd and, only at 09/30/2010,  Itaú Japan Asset Management Ltd and Itaú Beijing Investment Consultancy Limited;

(9)	Foreign consolidated information presents balances net of eliminations from consolidation.

NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ UNIBANCO HOLDING through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are independently monitored by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (www.itau-unibanco.com.br/ri), in the following route Corporate Governance/Risk Management.

I -	Market Risk

Possibility of incurring losses arising from the variation in the market values of positions held by a financial institution, as well as from its financial margin, including risks of transactions subject to foreign exchange and interest rates, and share and commodities prices.

The risk control process starts with the setting of limits, approved by the Management Committee responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. The market risk is controlled by the centralized risk control area, which carries out daily measurement, assessment and report activities by way of control units set in the Legal Entities.

Additionally, it carries out the consolidated monitoring, assessment and report of market risk information, aiming at providing input for the Management Committee’s follow-up and compliance with the Brazilian regulatory body.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In September 2010 the Total VaR Global of ITAÚ UNIBANCO HOLDING was R$ 119.5 million (R$ 86.2 million in June 2010).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications in approximately 25% (scenario II) and approximately 50% (scenario III), and the biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 212 million and R$ 424 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 352 million and R$ 705 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analyses shown in this report do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The method, parameters and assumptions are in the Management Discussion and Analysis Report (www.itau-unibanco.com.br/ri).

ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It is on the website (www.itau-unibanco.com.br/ri) in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

II – Credit Risk

Possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

ITAÚ UNIBANCO HOLDING’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, ITAÚ UNIBANCO HOLDING recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually quantified based on the historic behavior of credit portfolios in economic crisis situations (Note 8c).

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III – Operational risk

Possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. Includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008.  ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach and intends to start using the Advanced Measurement Approach in conformity with BACEN regulatory schedule related to the adoption of the advanced method.

In addition to statutory capital and with the purpose of preparing for the implementation of the advanced method, Itaú Unibanco Holding S. A. uses managerial models integrated to Management and also statistical models based on distribution of losses for the economic evaluation by business lines, thus enabling the allocation of capital for unexpected losses.

The description of the structure for the operational risk management is available on the website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

IV – Liquidity Risk

Possibility of occurring imbalances between tradable assets and falling due liabilities - "mismatching" between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms of their rights and obligations.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V - Subscription Risk

Risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its subscription policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

ITAÚ UNIBANCO HOLDING has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal models of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

NOTE 22 – ADDITIONAL INFORMATION

Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to foreign currency were:

	09/30/2010	09/30/2009
Permanent foreign investments	21,425,858	17,539,092
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(36,793,638)	(31,361,012)
Net foreign exchange position	(15,367,780)	(13,821,920)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Investment funds	271,630,527	249,097,384	271,630,527	249,097,384	1,603	1,626
Fixed income	246,470,926	221,461,429	246,470,926	221,461,429	1,362	1,329
Shares	25,159,601	27,635,955	25,159,601	27,635,955	241	297
Managed portfolios	147,500,285	116,879,501	85,864,460	61,248,464	16,781	11,536
Customers	79,850,022	55,514,586	70,295,110	48,421,433	16,705	11,454
Itaú Group	67,650,263	61,364,915	15,569,350	12,827,031	76	82
TOTAL	419,130,812	365,976,885	357,494,987	310,345,848	18,384	13,162
(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	09/30/2010	09/30/2009
Monthly estimate of installments receivable from participants	48,930	37,651
Group liabilities by installments	3,187,153	2,240,157
Participants – assets to be delivered	2,972,975	2,082,671
Funds available for participants	319,611	257,280
(In units)
Number of managed groups	664	649
Number of current participants	150,512	119,787
Number of assets to be delivered to participants	91,648	69,017

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are:1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 194 (R$ 378 at 09/30/2009) in the period, and the Foundation’s social net assets totaled R$ 538,238 (R$ 481,634 at 09/30/2009). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage.During the period, the consolidated companies donated the amount of R$ 36,917 (R$ 30,360 from January 1 to September 30, 2009).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.During the period from January 1 to September 30, 2010, the consolidated companies did not make any donation (R$ 9,632 from January 1 to September 30, 2009).

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available.These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities.During the period, the consolidated companies donated the amount of R$ 400 (R$ 425 from January 1 to September 30, 2009).

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects

	ITAÚ UNIBANCO HOLDING		ITAÚ UNIBANCO HOLDING CONSOLIDATED
	01/01 to 09/30/2010	01/01 to 09/30/2009	01/01 to 09/30/2010	01/01 to 09/30/2009
Sale of investments	-	211,652	-	211,652
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Note 12d)	144,712	-	144,712	-
Associação Itaú Unibanco x CBD joint venture	-	(363,000)	-	(363,000)
Provision for contingencies – economic plans	(335,149)	(165,576)	(335,149)	(165,576)
Amortization of goodwill (*)	-	-	-	(506,483)
TOTAL	(190,437)	(316,924)	(190,437)	(823,407)

(*) From 01/01 to 09/30/2009, refers basically to REDECARD operation.

l)
Reclassifications for comparison purposes – The Company reclassified the balances as of September 30, 2009, for financial statements comparisons purposes, in view of the regrouping of the following headings: in the Balance Sheet, the reclassification of Other Liabilities – Tax and Social Security Contributions to Sundry; in the Statement of Income, the reclassification of Profit Sharing to Personnel Expenses and Income Tax and Social Contribution; and the reclassification of Dividends Received from Other Investments from Other Operating Revenues (Expenses) and Results from Securities and Derivative Financial Instruments to Equity in Earnings of Affiliates and Other Investments.

	Prior disclosure	Reclassification	Reclassified balances
CURRENT AND LONG-TERM LIABILITIES	559,862,705	-	559,862,705
OTHER LIABILITIES	128,278,275	-	128,278,275
Tax and social security	23,456,384	(95,823)	23,360,561
Sundry	16,682,437	95,823	16,778,260
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	612,398,934	-	612,398,934

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	58,364,631	(33,298)	58,331,333
Securities and derivative financial instruments	18,962,851	(33,298)	18,929,553
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	35,187,717	(33,298)	35,154,419
GROSS INCOME FROM FINANCIAL OPERATIONS	24,245,381	(33,298)	24,212,083
OTHER OPERATING REVENUES (EXPENSES)	(9,758,146)	(1,581,017)	(11,339,163)
Personnel expenses	(7,234,198)	(1,614,315)	(8,848,513)
Equity in earnings of affiliates and other investments	147,071	33,298	180,369
OPERATING INCOME	14,487,235	(1,614,315)	12,872,920
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	14,876,906	(1,614,315)	13,262,591
INCOME TAX AND SOCIAL CONTRIBUTION	(6,162,325)	542,660	(5,619,665)
Due on operations for the period	(6,770,364)	560,159	(6,210,205)
Related to temporary differences	608,039	(17,499)	590,540
PROFIT SHARING	(1,237,998)	1,071,655	(166,343)
Employees - Law No. 10,101 of 12/19/2000	(1,071,655)	1,071,655	-
NET INCOME	6,853,820	-	6,853,820